Filed Pursuant to Rule 424(b)(5)

Registration No. 333-207757

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock Non-Voting, no par value	6,353,591 Shares	$90.50	$574,999,985.50	$66,642.50

(1)	Assumes full exercise of the underwriters’ option to purchase up to 828,729 additional shares of our Common Stock Non-Voting.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 7, 2017)

5,524,862 Shares

McCormick & Company, Incorporated

Common Stock Non-Voting

We are offering 5,524,862 shares of our common stock non-voting, no par value (“Common Stock Non-Voting”). Unless the context suggests otherwise, throughout this prospectus supplement, references to our common stock offered hereby mean our Common Stock Non-Voting.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 828,729 additional shares of our Common Stock Non-Voting at the public offering price less the underwriting discount. See “Underwriting” beginning on page S-38 of this prospectus supplement.

On July 18, 2017, we entered into a Stock Purchase Agreement (the “Acquisition Agreement”) with The R.T. French’s Food Group Limited, a private limited company incorporated in England and Wales, Reckitt Benckiser LLC, a Delaware limited liability company, and Reckitt Benckiser Group plc. Pursuant to the terms and conditions of the Acquisition Agreement, at the closing, McCormick will acquire 100% of the outstanding equity interests of the Acquired Business (as defined herein), which we refer to as the “Acquisition.” Although we intend to use the net proceeds from this offering to pay a portion of the consideration for the Acquisition and to pay related fees and expenses, this offering is not contingent on the consummation of the Acquisition. If the Acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes, as described under “Use of Proceeds.”

Our Common Stock Non-Voting is listed on the NYSE under the symbol “MKC.” On August 8, 2017, the last reported sale price per share of our Common Stock Non-Voting was $93.01 per share.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public offering price	$90.50	$500,000,011
Underwriting discount	$3.1675	$17,500,000
Proceeds, before expenses, to McCormick	$87.3325	$482,500,011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about August 11, 2017.

BofA Merrill Lynch	Credit Suisse

SunTrust Robinson Humphrey	Wells Fargo Securities

BNP PARIBAS	BTIG	Citigroup	Citizens Bank	HSBC	ING	Mizuho Securities

The date of this prospectus supplement is August 8, 2017.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the shares of Common Stock Non-Voting that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the shares of Common Stock Non-Voting that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should read this prospectus supplement along with the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus which we deliver to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information provided by this prospectus supplement, the accompanying prospectus, any document incorporated by reference herein or therein or any free writing prospectus that we may authorize or provide is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates. The shares of Common Stock Non-Voting are being offered and sold only in jurisdictions where offers and sales are permitted.

If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

References to “McCormick,” “we,” “us” and “our” in this prospectus supplement and the accompanying prospectus are to McCormick & Company, Incorporated and its consolidated subsidiaries or, as the context may require, McCormick & Company, Incorporated only.

S-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein or therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections.

Forward-looking statements include, but are not limited to, statements concerning our expected financial position and operating results, our business strategy, our financing plans, our future capital requirements, forecasted demographic and economic trends relating to our industry, the Acquisition and the timing and financing thereof, the ability to obtain regulatory approvals and meet other closing conditions for the Acquisition, certain transition services expected to be received in connection with the Acquisition and our ability to realize anticipated cost savings and other benefits from the Acquisition and to recover Acquisition-related costs, and similar matters.

These statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the statements.

In some cases, you can identify forward-looking statements by our use of forward-looking words such as “may,” “will,” “would,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “project,” “potential” or “intend.” You should be aware that these statements are based on our views, expectations and assumptions at the time. Actual events or results may differ substantially.

Important factors that could cause our actual results to be materially different from our forward-looking statements include:

•	damage to our reputation or brand name, loss of brand relevance;

•	increased use of private label or other competitive products;

•	product quality, labeling or safety concerns;

•	negative publicity about our products;

•	business interruptions due to natural disasters or unexpected events;

•	actions by, and the financial condition of, competitors and customers;

•	our ability to achieve expected and/or needed cost savings or margin improvements;

•	negative employee relations;

•	increased consolidation of our customers and the broader industry could present a challenge to margin growth and profitability;

•	issues affecting our supply chain and raw materials, including fluctuations in the cost and availability of raw and packaging materials;

•	governmental regulation, and changes in legal and regulatory requirements and enforcement practices;

•	global economic and financial conditions generally, including the availability of financing, and interest and inflation rates;

•	the investment return on retirement plan assets, and the costs associated with pension obligations;

•	foreign currency fluctuations;

•	the stability of credit and capital markets;

S-ii

•	the impact that a downgrade in our credit ratings may have on our business;

•	risks associated with our information technology systems, and the threat of data breaches and cyber attacks

•	fundamental changes in tax law;

•	volatility in our effective tax rate;

•	climate change;

•	infringement of our intellectual property rights, and those of customers;

•	litigation, legal and administrative proceedings;

•	the risk that the Acquisition fails to close for any reason, in which case your investment will be in McCormick as a standalone company;

•	the lack of successful acquisition and integration of new businesses, including issues or delays in the successful integration of the Acquired Business’ operations, systems and personnel with those of McCormick, including incurring or experiencing unanticipated costs, liabilities and/or delays or difficulties;

•	risks associated with acquisitions generally, such as the inability to obtain, or delays in obtaining, required approvals under applicable antitrust legislation and other regulatory and third party consents and approvals;

•	failure to retain key management and employees of the Acquired Business;

•	difficulties or delays in the successful transition of the Acquired Business’ information technology systems to those of McCormick;

•	future levels of revenues being lower than expected and costs being higher than expected;

•	failure or inability to implement growth strategies in a timely manner;

•	investors’ lack of any rights to require us to repurchase, redeem or repay any of the shares offered hereby if the Acquisition is not consummated;

•	unfavorable reaction to the Acquisition by customers, competitors, suppliers and employees; and

•	other factors discussed in this prospectus supplement or the accompanying prospectus and the documents incorporated by reference herein or therein under the caption “Risk Factors.”

We caution you that any forward-looking statements made by us are not guarantees of future performance. You should keep in mind that any forward-looking statement we make in this prospectus supplement, the accompanying prospectus, any free-writing prospectus, the documents incorporated by reference or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in this prospectus supplement and the documents incorporated by reference, may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty, and do not intend, to update or revise the forward-looking statements we make in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or elsewhere might not occur.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the financial statements and related notes, before making an investment decision.

Unless the context suggests otherwise, throughout this prospectus supplement, references to our common stock offered hereby mean our Common Stock Non-Voting. References to our Common Stock mean common stock voting, no par value. References to our common stock mean our Common Stock and Common Stock Non-Voting.

Our Company

We are a global leader in flavor, with the manufacturing, marketing and distribution of spices, seasoning mixes, condiments and other flavorful products to the entire food industry. Customers range from retailers and food manufacturers to food service businesses. Our major sales, distribution and production facilities are located in North America, Europe and China. Additional facilities are based in Australia, Mexico, India, Singapore, Central America, Thailand and South Africa. In fiscal year 2016, 42% of our sales were generated in foreign countries.

We sell to retailers, including grocery, mass merchandise, warehouse clubs, discount and drug stores, as well as food manufacturers and the foodservice industry (both directly and through distributors) under the McCormick® brand and a variety of brands around the world, including Lawry’s®, Zatarain’s®, Simply Asia®, Thai Kitchen®, Ducros®, Vahiné®, Schwartz®, Club House®, Kamis®, Kohinoor®, DaQiao®, Drogheria & Alimentari®, Stubb’s®, OLD BAY®, Kitchen Basics®, Gourmet Garden®, Brand Aromatics™ and Giotti™.

As of November 30, 2016, we had a worldwide workforce of approximately 10,500 full-time employees. Our principal executive offices are located at 18 Loveton Circle, Sparks, Maryland 21152 (telephone: 410 771 7301).

Recent Developments

Acquisition of Food Business of Reckitt Benckiser

On July 18, 2017, we entered into the Acquisition Agreement with The R.T. French’s Food Group Limited, a private limited company incorporated in England and Wales, Reckitt Benckiser LLC, a Delaware limited liability company (together with The R.T. French’s Food Group Limited, the “Sellers”), and Reckitt Benckiser Group plc (“Sellers’ Parent”).

Pursuant to the terms and conditions of the Acquisition Agreement, at the closing, we will acquire 100% of the outstanding equity interests of each of (i) The French’s Food Company LLC, a Delaware limited liability company (“French’s US”), (ii) The French’s Food Company, Inc., a Canadian corporation (“French’s Canada”), (iii) The R.T. French’s Food Company Limited, a private limited company incorporated in England and Wales (“French’s UK”), and (iv) Tiger’s Milk LLC, a Delaware limited liability company (“Tiger’s Milk”, and together with French’s US, French’s Canada and French’s UK, the “Acquired Business”). The aggregate purchase price payable by us is $4.2 billion in cash, subject to customary purchase price adjustments related to the amount of the Acquired Business’s cash, debt, net working capital, and transaction expenses as described in the Acquisition Agreement.

The Acquisition Agreement contains customary representations, warranties, and covenants of the Sellers, Sellers’ Parent, and us. From the date of the Acquisition Agreement until the closing of the transaction, the Sellers are required to operate the Acquired Business’s business in the ordinary course and to comply with certain covenants regarding the operation of the business. The obligations of the Sellers under the Acquisition Agreement are guaranteed by the Sellers’ Parent. The closing of the transaction is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Acquisition Agreement contains certain termination rights for the Sellers and us, including if the closing does not occur before 5:00 p.m. New York City time on January 18, 2018, subject to certain extension rights. We have agreed to pay Sellers a termination fee of $210 million upon termination of the Acquisition Agreement under specified circumstances relating to the failure to obtain antitrust clearance or a breach by us of our antitrust efforts covenant. Our obligation to consummate the transaction is not subject to any condition related to the availability of financing.

In addition, in connection with entry into the Acquisition Agreement, we and the Sellers have agreed that a subsidiary of Sellers’ Parent and us will enter into a transition services agreement upon the closing of the transaction, pursuant to which the subsidiary of Sellers’ Parent will provide certain services to accommodate the transition of the Acquired Business’s business.

We currently anticipate closing the Acquisition during our 2017 fiscal year.

Acquisition Financing

In addition to this offering, we intend to obtain or otherwise incur additional financing for the Acquisition as follows:

•	Debt Offering. Subsequent to this offering, we expect to offer, by means of a separate prospectus supplement, approximately $2.5 billion aggregate principal amount of senior unsecured notes (the “notes”) at various maturities (the “Debt Offering”). This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any notes being offered in the Debt Offering.

•	Term Loans. On August 7, 2017, we entered into a Term Loan Agreement (the “Term Loan Agreement”) with certain financial institutions as lenders party thereto and Bank of America, N.A. (“Bank of America”), as administrative agent, pursuant to which we intend to incur up to $1.5 billion of additional indebtedness, in the form of three-year and five-year senior unsecured term loans, to fund the Acquisition and pay related fees and expenses. We refer to these term loans in this prospectus supplement as the “Term Loans”.

We refer to the Debt Offering and the Term Loans as the “Other Financing Transactions.” We refer to this offering and the Other Financing Transactions as the “Financing Transactions.” In addition to the Financing Transactions, on August 7, 2017, we replaced our existing revolving credit facilities with a $1.0 billion five-year multicurrency revolving credit facility, which included a $50.0 million sublimit for the issuance of standby letters of credit and a $100.0 million sublimit for swingline loans (denominated in U.S. dollars only). We do not expect to draw under this revolving credit facility to fund any portion of the Acquisition.

The completion of this offering is not contingent upon the Other Financing Transactions or the Acquisition. Accordingly, even if the Acquisition is not completed, the shares of Common Stock Non-Voting sold in this offering will remain outstanding, and investors will not have any rights to require us to repurchase, redeem or repay any shares of Common Stock Non-Voting sold in this offering.

In addition, if the Acquisition is not consummated, we do not expect any debt under the Other Financing Transactions to be outstanding, other than the notes, which we expect to contain a special mandatory redemption requirement if the Acquisition is not consummated by a specified date. See “Use of Proceeds.”

In connection with our entry into the Acquisition Agreement, we entered into a Senior Unsecured Bridge Credit Agreement, dated August 7, 2017, with certain financial institutions as lenders party thereto and Bank of America, as administrative agent, pursuant to which Bank of America and the other lenders party thereto agreed to provide a senior unsecured 364-day bridge loan facility (the “Bridge Facility”) of up to $4.2 billion in the aggregate for the purpose of providing the financing necessary to fund all or a portion of the consideration to be paid pursuant to the terms of the Acquisition Agreement and related fees and expenses (the “Bridge Loan Commitment”).

The Bridge Loan Commitment will be reduced on a dollar-for-dollar basis by the following amounts: (i) 100% of the net cash proceeds from the Financing Transactions and (ii) 100% of the commitments provided to us or any of our subsidiaries pursuant to an effective credit agreement or an effective similar definitive agreement (in each case whether or not conditions to funding thereunder have been satisfied or waived) for the incurrence of debt for borrowed money for the purpose of financing the Acquisition. As a result of the Term Loan Agreement becoming effective on August 7, 2017, the Bridge Loan Commitment was reduced to $2.7 billion in the aggregate. Although we do not currently expect to make any borrowings under the Bridge Facility, there can be no assurance that such borrowings will not be made. In that regard, we may be required to borrow under the Bridge Facility if we do not generate sufficient net proceeds from the Financing Transactions to finance the Acquisition and related fees and expenses.

We cannot assure you that we will complete the Acquisition or any of the Other Financing Transactions on the terms contemplated in this prospectus supplement or at all.

About the Acquired Business

The Acquired Business is a leader in the growing U.S. condiments market, with a portfolio of iconic brands and a loyal consumer following. Frank’s RedHot Hot Sauce, French’s Mustard, French’s Crispy Vegetables and Cattlemen’s BBQ Sauce have all captured attractive market share positions in their respective categories. Frank’s RedHot has a passionate consumer following and is the number one brand in its market in the U.S and Canada, with growth outpacing the category. French’s Mustard is also number one in its category in the U.S. and Canada.

In connection with the Acquisition, Sellers have prepared historical financial information for the food business of Sellers’ Parent (the “Food Business”). The Food Business was historically managed together with certain other financing legal entities which are not being acquired in the Acquisition. Amounts included in the historical financial information related to those entities that are not being acquired as part of the Acquired Business are eliminated as a pro forma adjustment in our unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Data.”

The Food Business generated net revenue of $564.2 million, $539.9 million, and $526.9 million for the twelve months ended December 31, 2016, December 31, 2015, and December 31, 2014, respectively. Net sales for the six months ended June 30, 2017 and June 30, 2016, were $264.9 million and $266.2 million, respectively. During the twelve months ended December 31, 2016, December 31, 2015, and December 31, 2014, net income was $134.3 million, $133.7 million, and $100.8 million, respectively. Net income for the six months ended June 30, 2017 and June 30, 2016 was $56.0 million and $48.7 million, respectively.

The Offering

Issuer	McCormick & Company, Incorporated.

Common Stock Non- Voting Offered	5,524,862 shares of Common Stock Non-Voting

Offering Price	$90.50 per share.

Shares of Common Stock Non-Voting outstanding after this Offering	118,913,978 shares of Common Stock Non-Voting (or 119,742,707 shares if the underwriters exercise their option to purchase additional shares in full)

Shares of Common Stock Outstanding as of May 31, 2017	11,208,140 shares of common stock voting, no par value (“Common Stock”)

Voting Rights

We have two classes of common stock: Common Stock and Common Stock Non-Voting.

Holders of our Common Stock are entitled to one vote per share. Holders of our Common Stock Non-Voting generally are not entitled to vote, except on certain matters and in certain situations as set forth in our Certificate of Incorporation, as restated and amended through the date of this prospectus supplement (the “Charter”). The holders of our Common Stock have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors.

See “Description of Equity Securities” in the accompanying prospectus.

Common Stock Non- Voting NYSE Symbol	MKC

Underwriters’ Option	We have granted an option to underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 828,729 shares of Common Stock Non-Voting at the public offering price, less the underwriting discount.

Use of Proceeds

We estimate that the net proceeds to us from the offering to be approximately $482.0 million (approximately $554.4 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and our estimated offering expenses.

We intend to use the net proceeds from this offering together with the net proceeds of the Other Financing Transactions, as well as cash on hand, to finance the Acquisition and to pay related fees and expenses. We intend to use the remaining net proceeds, if any, for general corporate purposes, which may include the repayment at maturity of our outstanding $250 million 5.750% notes due December 15, 2017 (the “5.750% Notes”). If the Acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes, including the repayment at maturity of the 5.750% Notes, as described under “Use of Proceeds.”

Risk Factors	Investing in the shares of common stock involves risk. You should carefully consider all of the other information in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference. In particular, see “Risk Factors” beginning on page S-13 of this prospectus supplement for a discussion of the factors you should carefully consider before deciding to invest in the shares of common stock.

Immediately after the consummation of this offering, we will have 118,913,978 shares of Common Stock Non-Voting issued and outstanding and 11,208,140 shares of Common Stock issued and outstanding. The number of shares of Common Stock Non-Voting to be outstanding immediately after this offering is based on 5,524,862 shares to be issued in this offering and 113,389,116 shares of Common Stock Non-Voting outstanding as of May 31, 2017, and excludes:

•	828,729 shares of Common Stock Non-Voting issuable on the exercise of the underwriters’ option to purchase additional shares of Common Stock Non-Voting in this offering;

•	an aggregate of 153,171 options to purchase shares of Common Stock Non-Voting that are outstanding as of May 31, 2017;

•	an additional 2,556,251 shares of Common Stock Non-Voting that are available for issuance under our stock option plans as of May 31, 2017; and

•	any shares of Common Stock outstanding or options to purchase shares of Common Stock that may be exchanged into shares of Common Stock Non-Voting in certain circumstances.

Summary Consolidated Financial Data of McCormick

The following table contains a summary of our consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated financial data as of and for the fiscal years ended November 30, 2014, 2015 and 2016 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016. We have derived the summary consolidated financial data as of and for the six months ended May 31, 2016 and 2017 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2017. Our results for the six months ended May 31, 2017 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year. We refer you to those financial statements, accompanying notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Six Months Ended May 31,		Fiscal Years Ended November 30,
	2017 (unaudited)	2016 (unaudited)	2016	2015	2014
	(In millions except per share data)
Statement of income data
Net sales	$2,158.0	$2,093.5	$4,411.5	$4,296.3	$4,243.2
Cost of goods sold	1,300.4	1,255.7	2,579.8	2,559.0	2,513.0

Gross profit	857.6	837.8	1,831.7	1,737.3	1,730.2
Selling, general and administrative expense	582.5	578.2	1,175.0	1,127.4	1,122.0
Special charges	8.3	5.5	15.7	61.5	5.2

Operating income	266.8	254.1	641.0	548.4	603.0
Interest expense	29.4	27.6	56.0	53.3	49.7
Other income, net	1.3	1.8	4.2	1.1	1.1

Income from consolidated operations before income taxes	238.7	228.3	589.2	496.2	554.4
Income taxes	60.6	57.2	153.0	131.3	145.9

Net income from consolidated operations	178.1	171.1	436.2	364.9	408.5
Income from unconsolidated operations	15.4	16.1	36.1	36.7	29.4

Net income	$193.5	$187.2	$472.3	$401.6	$437.9

Earnings per share – basic	$1.55	$1.47	$3.73	$3.14	$3.37

Earnings per share – diluted	$1.53	$1.46	$3.69	$3.11	$3.34

	At May 31, 2017 (unaudited)	At November 30, 2016	At November 30, 2015
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$130.0	$118.4	$112.6
Trade accounts receivables, net	429.7	465.2	455.2
Inventories, net	779.8	756.3	710.8
Prepaid expenses and other current assets	86.4	81.9	78.8

Total current assets	1,425.9	1,421.8	1,357.4
Property, plant and equipment, net	703.8	669.4	618.4
Goodwill	1,894.8	1,771.4	1,759.3
Intangible assets, net	489.0	424.9	372.1
Investments and other assets	358.6	348.4	365.4

Total assets	$4,872.1	$4,635.9	$4,472.6

	At May 31, 2017 (unaudited)	At November 30, 2016	At November 30, 2015
	(In millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$656.2	$390.3	$139.5
Current portion of long-term debt	250.6	2.9	203.5
Trade accounts payable	453.1	450.8	411.9
Other accrued liabilities	441.5	578.7	483.7

Total current liabilities	1,801.4	1,422.7	1,238.6
Long-term debt	804.3	1,054.0	1,051.4
Other long-term liabilities	457.0	521.1	495.7

Total liabilities	3,062.7	2,997.8	2,785.7
Shareholders’ Equity
Common stock	409.3	409.7	384.5
Common stock non-voting	693.9	674.5	655.1
Retained earnings	1,074.2	1,056.8	1,036.7
Accumulated other comprehensive loss	(379.3)	(514.4)	(406.1)
Non-controlling interests	11.3	11.5	16.7

Total shareholders’ equity	1,809.4	1,638.1	1,686.9

Total liabilities and shareholders’ equity	$4,872.1	$4,635.9	$4,472.6

Summary Combined Financial Data of the Food Business

The following table contains a summary of the combined financial data of the Food Business as of the dates and for the periods indicated. We have derived the summary combined financial data as of December 31, 2015 and 2016 and for the fiscal years ended December 31, 2014, 2015 and 2016 from the Food Business’ audited combined financial statements and the accompanying notes included in our Current Report on Form 8-K filed with the SEC on August 7, 2017. We have derived the summary condensed combined financial data as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 from the Food Business’ unaudited combined financial statements included in our Current Report on Form 8-K filed with the SEC on August 7, 2017. The Food Business’ results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year and we refer you to those combined financial statements and accompanying notes in our Current Report on Form 8-K filed with the SEC on August 7, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

In connection with the Acquisition, Sellers have prepared historical financial information for the food business of Sellers’ Parent (the “Food Business”). The Food Business was historically managed together with certain other financing legal entities which are not being acquired in the Acquisition. Amounts included in the historical financial information related to those entities that are not being acquired as part of the Acquired Business are eliminated as a pro forma adjustment in our unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Data.”

	Six Months Ended June 30,		Years Ended December 31,
	2017 (unaudited)	2016 (unaudited)	2016	2015	2014
	(In millions)
Statement of income data
Net revenue	$264.9	$266.2	$564.2	$539.9	$526.9
Cost of products sold	125.4	127.6	257.7	248.8	251.4

Gross profit	139.5	138.6	306.5	291.1	275.5

Operating expenses
Selling expenses	28.8	29.8	50.0	45.5	47.0
Distribution expenses, net	8.1	6.0	12.0	11.6	10.2
Administrative expenses	28.3	39.0	67.7	59.5	61.2

Operating profit	74.3	63.8	176.8	174.5	157.1
Other income/(expense)
Interest income	0.9	0.6	1.7	0.5	0.1
Interest expense	—	—	—	—	(20.2)

Other income/(expense), net	0.9	0.6	1.7	0.5	(20.1)

Income before taxes	75.2	64.4	178.5	175.0	137.0

Provision for income taxes	19.2	15.7	44.2	41.3	36.2

Net income	$56.0	$48.7	$134.3	$133.7	$100.8

	At June 30, 2017 (unaudited)	At December 31, 2016	At December 31, 2015
	(In millions)
ASSETS
Current assets
Accounts receivable, net	$48.6	$49.3	$32.8
Inventories, net	41.6	32.6	33.4
Prepaid expenses and other current assets	6.7	5.4	3.7
Due from related parties	493.5	430.1	279.3

Total current assets	590.4	517.4	349.2
Property, plant and equipment, net	27.0	29.1	32.9
Intangible assets	36.0	36.0	36.0
Goodwill	9.7	9.7	9.7
Deferred income tax assets	17.1	17.0	16.1

Total assets	$680.2	$609.2	$443.9

LIABILITIES AND SELLERS’ PARENT COMPANY EQUITY
Current liabilities
Accounts payable	$57.4	$47.1	$34.9
Payable income taxes	19.6	27.6	11.2
Due to related parties	43.2	30.5	43.8
Accrued expenses and other current liabilities	47.2	47.5	41.2

Total current liabilities	167.4	152.7	131.1
Deferred income tax liabilities	18.4	19.1	19.3
Pension and other post retirement liabilities	23.3	22.6	18.6

Total liabilities	$209.1	$194.4	$169.0

Commitments & Contingencies
Invested equity
Sellers’ Parent’s net investment	472.5	415.9	276.0
Accumulated other comprehensive income/(loss)	(1.4)	(1.1)	(1.1)

Total invested equity	471.1	414.8	274.9

Total liabilities and invested equity	$680.2	$609.2	$443.9

Summary of Unaudited Pro Forma Condensed Combined Financial Statements

The following table contains a summary of our unaudited pro forma condensed combined financial statements as of the dates and for the periods indicated. The following summary unaudited pro forma condensed combined income statement data for the year ended November 30, 2016 and the six months ended May 31, 2017 give effect to the Acquisition and the Financing Transactions as if they had occurred on December 1, 2015. The following summary unaudited pro forma condensed combined balance sheet data give effect to the Acquisition and the Financing Transactions as if they had occurred on May 31, 2017. The following summary unaudited pro forma condensed combined financial data has been derived from the unaudited pro forma condensed combined financial information and related notes included in this prospectus supplement and our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016, our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2017 and the combined financial statements of the Food Business included in our Current Report on Form 8-K filed with the SEC on August 7, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, and should be read in connection with that information.

In connection with the Acquisition, Sellers have prepared historical financial information for the Food Business. The Food Business was historically managed together with certain other financing legal entities which are not being acquired in the Acquisition. Amounts included in the historical financial information related to those entities that are not being acquired as part of the Acquired Business are eliminated as a pro forma adjustment in the unaudited pro forma condensed combined financial information.

McCormick’s fiscal year ends on November 30, while the Food Business’ fiscal year ends on December 31. Pursuant to Rule 11-02(c)(3) of Regulation S-X, the fiscal years are not being conformed for the purpose of presenting summary unaudited pro forma condensed combined financial statements, because the two fiscal year ends are not separated by more than 93 days.

The summary unaudited pro forma condensed combined interim balance sheet combines the unaudited condensed consolidated balance sheet of McCormick as of May 31, 2017 and the unaudited combined balance sheet of the Food Business as of June 30, 2017. The summary unaudited pro forma condensed combined income statement for the year ended November 30, 2016 combines the consolidated income statement of McCormick for the fiscal year ended November 30, 2016 with the combined statement of income of the Food Business for the year ended December 31, 2016. The summary interim unaudited pro forma condensed combined income statement for the six months ended May 31, 2017 combines the unaudited condensed income statement of McCormick for the six months ended May 31, 2017 and the unaudited combined statement of income of the Food Business for the six months ended June 30, 2017.

The following summary unaudited pro forma condensed combined financial information is based on the historical financial information of McCormick and the Food Business and has been prepared to reflect the pending Acquisition and related financing transactions, as previously described. The summary unaudited pro forma condensed combined financial information is provided for informational purposes only.

The summary unaudited pro forma condensed combined income statements are not necessarily indicative of operating results that would have been achieved had the Acquisition been completed as of December 1, 2015 and does not intend to project the future financial results of McCormick after the Acquisition. The summary unaudited pro forma condensed combined balance sheet does not purport to reflect what our financial condition would have been had the Acquisition closed on May 31, 2017 or for any future or historical period. The summary unaudited pro forma condensed combined income statements and balance sheet do not reflect the cost of any integration activities or benefits from the Acquisition and synergies that may be derived, both of which may have a material effect on our consolidated results in periods following completion of the Acquisition.

	Pro Forma Combined
Statement of Operations Data (in millions, except per share amounts)	Year Ended November 30, 2016	Six Months Ended May 31, 2017
Net sales	$4,975.7	$2,422.9
Cost of goods sold	2,819.3	1,417.1

Gross profit	2,156.4	1,005.8
Selling, general and administrative expenses	1,330.1	661.2
Special charges	15.7	8.3

Operating income	810.6	336.3
Interest expense	185.5	93.8
Other income, net	5.1	1.8

Income from consolidated operations before income taxes	630.2	244.3
Income taxes	168.6	62.7

Net income from consolidated operations	461.6	181.6
Income from unconsolidated operations	36.1	15.4

Net income	$497.7	$197.0

Earnings per share – basic	$3.77	$1.51

Earnings per share – diluted	$3.73	$1.49

Average shares outstanding:
Basic	131.9	130.3
Diluted	133.3	132.0

Balance Sheet Data (in millions)	Pro Forma Combined May 31, 2017
Assets
Cash and cash equivalents	$87.3
Trade accounts receivable, net	478.3
Inventories	845.4
Prepaid expenses and other current assets	93.1

Total current assets	1,504.1
Property, plant and equipment, net	737.2
Goodwill	4,484.3
Intangible assets, net	3,084.0
Investments and other assets	358.6

Total assets	$10,168.2

Liabilities
Short-term borrowings	$399.2
Current portion of long-term debt	325.6
Trade accounts payable	519.3
Other accrued liabilities	489.6

Total current liabilities	1,733.7

Long-term debt	4,704.3
Other long-term liabilities	1,471.6

Total liabilities	7,909.6

Balance Sheet Data (in millions)	Pro Forma Combined May 31, 2017
Shareholders’ equity
Common stock, no par value	$409.3
Common stock – non-voting, no par value	1,175.9
Retained earnings	1,041.4
Accumulated other comprehensive loss	(379.3)
Non-controlling interests	11.3

Shareholders’ equity	2,258.6

Total liabilities and shareholders’ equity	$10,168.2

RISK FACTORS

Investing in shares of our common stock involves various risks. You should carefully consider the risks and uncertainties described below and the other information in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference including those risks identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 before deciding whether to purchase shares of our common stock.

Risks related to the Acquisition

There can be no assurance that we will successfully complete the Acquisition on the terms or timetable currently proposed or at all.

We intend to use the net proceeds from this offering to finance a portion of the purchase price for the Acquisition, if it is completed. However, no assurance can be given that the Acquisition will be completed when expected, on the terms proposed or at all.

The Acquisition Agreement contains a number of conditions that must be fulfilled to complete the Acquisition. The Acquisition Agreement also contains certain rights to terminate the agreement prior to the closing, including the right of either McCormick or the Sellers to terminate the transaction (i) if the closing has not occurred on or before 5:00 p.m. New York City time on January 18, 2018 (subject to certain extension rights), (ii) if closing would violate a final, non-appealable order of a governmental authority having competent jurisdiction, (iii) in the event of certain material breaches of the Acquisition Agreement by the other party or parties, as applicable, and a right of the Sellers to terminate in specified circumstances if all of the closing conditions are satisfied or are reasonably capable of being satisfied and McCormick has failed to consummate the Acquisition. In addition, if the Acquisition Agreement is terminated in specified circumstances, a $210 million termination fee becomes payable by McCormick to the Sellers. There can be no assurance that the conditions to closing will be satisfied or waived or that other events will not intervene to delay or prevent the completion of the Acquisition.

We intend to finance a portion of the purchase price for the Acquisition with the net proceeds from this offering, and the balance of the purchase price with the net proceeds from the Other Financing Transactions and cash on hand. However, there can be no assurance that we will be successful in raising sufficient funds from the Financing Transactions. Although we entered into the Bridge Loan Commitment, pursuant to which the lenders party thereto, severally and not jointly, have committed to provide financing in an aggregate principal amount of up to $4.2 billion, the obligations of the lenders to provide financing under the Bridge Loan Commitment are subject to a number of customary conditions, including, without limitation, the consummation of the Acquisition, the accuracy of certain representations and warranties, the receipt by the lenders of certain documents and information and the payment of all fees and expenses required to be paid on or prior to closing. We cannot assure you that we will be able to satisfy the conditions under the Bridge Loan Commitment. The closing of the Acquisition is not contingent on our ability to obtain sufficient financing under the Bridge Loan Commitment or otherwise.

We have incurred significant transaction costs in connection with the Acquisition that could adversely affect our results of operations.

Whether or not we complete the Acquisition, we have incurred, and will continue to incur, significant transaction costs in connection with the Acquisition, including payment of certain fees and expenses incurred in connection with the Acquisition and related Financing Transactions. Additional unanticipated costs may be incurred in the integration process. These could adversely affect our results of operations in the period in which such expenses are recorded or our cash flow in the period in which any related costs are actually paid. Furthermore, we may incur material severance expenses and restructuring charges in connection with the Acquisition, which may adversely affect our operating results following the closing of the Acquisition in which such expenses are recorded or our cash flow in the period in which any related costs are actually paid.

A delay in closing, or a failure to complete the Acquisition could have a negative impact on our business and on the trading price of shares of our common stock.

We may be unable to obtain the regulatory approvals required to complete the Acquisition or, in order to do so, we may be required to satisfy material conditions or comply with material restrictions.

The consummation of the Acquisition is subject to review and approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We can provide no assurance that all required regulatory approvals will be obtained in order to consummate the Acquisition, and there can be no assurance as to the cost, scope or impact on our business, results of operations, financial condition or prospects of the actions that may be required to obtain regulatory approvals. Any such actions could have a material adverse effect on our business and that of the Acquired Business and substantially diminish the synergies and other advantages which we expect from the Acquisition.

We expect to incur additional indebtedness to finance the Acquisition and may not be able to meet our debt service requirements.

If the Acquisition is consummated, we will have a significant amount of indebtedness outstanding. As of May 31, 2017, on a pro forma basis after giving effect to the Financing Transactions, the indebtedness of McCormick and its subsidiaries would have been approximately $5.4 billion. This substantial level of indebtedness could have important consequences to our business, including, but not limited to:

•	reducing the benefits we expect to receive from the Acquisition;

•	increasing our debt service obligations, making it more difficult for us to satisfy our obligations;

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing;

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged; and

•	restricting us from pursuing certain business opportunities, including other acquisitions.

Investors will not have any rights to require us to repurchase, redeem or repay any shares of common stock offered hereby if the Acquisition is not completed.

This offering is not contingent on completion of the Acquisition. Investors will not have any rights to require us to repurchase, redeem or repay any shares of common stock offered hereby if the Acquisition is not completed. Accordingly, even if the Acquisition is not completed, shares of common stock sold in this offering will remain outstanding. Further, investors will not have any right to require us to repurchase, redeem or repay any shares of common stock offered hereby, if, subsequent to the completion of this offering, we experience any changes in our business or financial condition or if the terms of the Acquisition or the financing thereof change.

We may fail to realize all of the anticipated benefits of the Acquisition or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the Acquired Business.

Our ability to realize the anticipated benefits of the Acquisition will depend, to a large extent, on our ability to integrate the Acquired Business, which is a complex, costly and time-consuming process. The nature of a carve-out acquisition makes it inherently more difficult to assume operations upon closing of the Acquisition and to integrate activities, as certain systems, processes and employees may not all be transferred with the Acquired

Business to support such activities. As a result, we will be required to devote significant management attention and resources to integrate the business practices and operations of McCormick and the Acquired Business. The integration process may disrupt our business and, if implemented ineffectively, could restrict the realization of the full expected benefits. The failure to meet the challenges involved in the integration process and to realize the anticipated benefits of the Acquisition could cause an interruption of, or a loss of momentum in, our operations and could adversely affect our business, financial condition and results of operations.

In addition, the integration of the Acquired Business may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customers and other business relationships, and diversion of management’s attention. Additional integration challenges include:

•	diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the Acquisition;

•	difficulties in the integration of operations and systems;

•	difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

•	difficulties in the assimilation of employees;

•	duplicate and competing products;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers, including customers that may not consent to the assignment of their contracts or agree to enter into a new contract with us;

•	challenges in attracting and retaining key personnel;

•	the impact of potential liabilities we may be inheriting from the Acquired Business; and

•	coordinating a geographically dispersed organization.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if the Acquired Business is integrated successfully, the full anticipated benefits of the Acquisition may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our earnings per share, decrease or delay the expected accretive effect of the Acquisition and negatively impact the price of shares of our common stock. As a result, it cannot be assured that the Acquisition will result in the realization of the full anticipated benefits.

The pendency of the Acquisition could adversely affect our business, financial results and operations, and the market price of shares of common stock.

The announcement and pendency of the Acquisition could cause disruptions and create uncertainty surrounding our business and affect our relationships with our customers and employees. In addition, we have diverted, and will continue to divert, significant management resources to complete the Acquisition, which could have a negative impact on our ability to manage existing operations or pursue alternative strategic transactions, which could adversely affect our business, financial condition and results of operations. Until the completion of the Acquisition, holders of shares of common stock will be exposed to the risks faced by our existing business without any of the potential benefits from the Acquisition. As a result of investor perceptions about the terms or benefits of the Acquisition, the market price of shares of common stock may decline.

If the Acquisition is completed, the Acquired Business may underperform relative to our expectations.

Following completion of the Acquisition, we may not be able to maintain the growth rate, levels of revenue, earnings or operating efficiency that we and the Acquired Business have achieved or might achieve separately. The business and financial performance of the Acquired Business are subject to certain risks and uncertainties. Our failure to do so could have a material adverse effect on our financial condition and results of operations.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included and incorporated by reference in this prospectus supplement.

The unaudited pro forma financial information included and incorporated by reference in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Acquisition, this offering and the Other Financing Transactions been completed on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of McCormick and the Acquired Business, and reflects assumptions and adjustments that are based upon preliminary estimates and our successful completion of the Acquisition, this offering and the Other Financing Transactions. The assets and liabilities of the Acquired Business have been measured at fair value based on various preliminary estimates using assumptions that our management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected herein. In addition, the assumptions used in preparing the unaudited pro forma financial information, including assumptions as to the successful completion of the Acquisition, this offering and the Other Financing Transactions may not prove to be accurate, and other factors may adversely affect our financial condition or results of operations following the closing of the Acquisition and negatively impact the price of shares of our common stock.

The historical financial statements of the Food Business may not be indicative of the Acquired Business’s future performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Acquired Business operated as a separate entity during the periods presented.

During the periods covered by the historical financial statements of the Food Business incorporated by reference herein, the Food Business functioned as part of the larger group of entities controlled by the Sellers’ Parent, and accordingly, the Sellers’ Parent, performed certain services for the Acquired Business on an ongoing basis. As a result, certain costs associated with services and support functions have been allocated to the Food Business based on the nature of the corporate cost. The expenses and cost allocations have been determined on a basis considered by the Acquired Business’ management to be a reasonable reflection of the utilization of services provided to or the benefit received by the Food Business during the periods relative to the total costs incurred by the Sellers’ Parent. In addition, Sellers have prepared historical financial information for the Food Business. The Food Business was historically managed together with certain other financing legal entities which are not being acquired in the Acquisition.

However, the amounts recorded may not be representative of the amounts that would have been incurred had the Food Business been an entity that operated independently of the Sellers’ Parent. Consequently, the historical financial statements of the Food Business incorporated by reference herein may not be indicative of the Acquired Business’ future performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Acquired Business operated as a separate entity apart from the Sellers’ Parent during the periods presented. The historical financial statements of the Food Business were also used to prepare unaudited pro forma financial information included and incorporated by reference in this prospectus supplement. See “—Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included and incorporated by reference in this prospectus supplement.”

We expect that, for a period of time following the completion of the Acquisition, we will have significantly less cash on hand than prior to the closing.

We expect to have, for a period of time following the completion of the Acquisition, significantly less cash and cash equivalents on hand than the approximately $130 million of cash and cash equivalents that we had as of May 31, 2017. Although our management believes that it will have access to cash sufficient to meet our business objectives and capital needs, the lessened availability of cash and cash equivalents for a period of time following the completion of the Acquisition could constrain our ability to grow our business. Our more leveraged financial position following the Acquisition could also make us vulnerable to general economic downturns and industry conditions, and place us at a competitive disadvantage relative to our competitors that have more cash at their disposal. In the event that we do not have adequate capital to maintain or develop our business, additional capital may not be available to us on a timely basis, on favorable terms, or at all.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital.

Our credit ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations. Any reduction in our credit ratings may limit our ability to borrow at interest rates consistent with the interest rates that have been available to us prior to the Acquisition and the Financing Transactions. If our credit ratings are further downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings were maintained.

We will incur substantial transaction fees and costs in connection with the Acquisition.

We expect to incur a significant amount of non-recurring expenses in connection with the Acquisition, including legal, accounting, financial advisory, filing, financing and other expenses. Many of these expenses are payable by us whether or not the Acquisition is completed. Additional unanticipated costs may be incurred following consummation of the Acquisition in the course of the integration of our businesses with that of the Acquired Business. We cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the businesses will offset the transaction and integration costs in the near term, or at all.

The Acquisition will significantly increase our goodwill and other intangible assets.

We have a significant amount, and following the Acquisition will have an additional amount, of goodwill and other intangible assets on our consolidated financial statements that are subject to impairment based upon future adverse changes in our business or prospects. The impairment of any goodwill and other intangible assets may have negative impact on our consolidated results of operations.

Risks Related to this Offering and our Common Stock

The price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock has fluctuated, and may in the future continue to fluctuate, significantly from time to time, and may be influenced by many factors, some of which are beyond our control, including those described in this “Risk Factors” section (including under the heading “—Risks Related to the Acquisition” above) and the following:

•	the factors described above under the heading “Cautionary Note Regarding Forward-Looking Statements;” and

•	the risk factors described in the our Annual Report on Form 10-K for the fiscal year ended November 30, 2016.

Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of shares of our common stock and the value of your investment. Occasionally, periods of volatility in the market price of a company’s securities may lead to the institution of securities class action litigation against a company. If we are subject to such volatility in the price of shares of our common stock, we may be the target of such securities litigation in the future. Such legal action could result in substantial costs to defend our interests and a diversion of management’s attention and resources, each of which would have a material adverse effect on our business and operating results and the market price of shares of common stock may decline.

Sales of a significant number of shares of our common stock in the public markets, or the perception of the likelihood of such sales, could depress the market price of shares of our common stock.

Sales of a substantial number of shares of common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. Such sales, or the perception in the market that holders of a large number of shares intend to sell shares, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

The Company may, but is not obligated to, allow shareholders to exchange shares of Common Stock for shares of Common Stock Non-Voting on a one-for-one basis. Holders who choose to exchange their shares will not receive any consideration for such exchanges, other than shares of Common Stock Non-Voting or Common Stock, as applicable. However, we generally do not issue shares of Common Stock in exchange for shares of Common Stock Non-Voting. In certain circumstances, we issue shares of Common Stock in exchange for shares of Common Stock Non-Voting, or issue shares of Common Stock Non-Voting in exchange for shares of Common Stock, typically, in connection with the administration of our employee benefit plans, executive compensation programs and dividend reinvestment/direct purchase plans.

We cannot predict with certainty the effect that future sales or exchanges of shares of our common stock would have on the market price of shares of our common stock.

Additional acquisitions, investments, joint ventures and other business initiatives may require substantial investment of funds or financings by issuance of debt or additional equity securities.

The growth of McCormick through the successful acquisition and integration of complementary businesses is an important component of our corporate strategy, and will continue to be so whether or not the Acquisition is consummated. We may consider, from time to time, additional acquisitions and opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Any such acquisition, investment, joint ventures or other business collaborations may require substantial investment of funds or financings by issuance of debt or additional equity or equity-related securities. Such activities could result in charges and expenses and have the potential to result in the issuance or assumption of debt.

Additionally, sales of substantial amounts of our shares of our common stock (or securities that are convertible into or exercisable or exchangeable for shares of our common stock) in the public market, or the perception that these sales may occur, could cause the market price of shares of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities and we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure.

We may issue additional shares of our common stock (or securities that are convertible into or exercisable or exchangeable for shares of our common stock) or debt in the future in connection with additional acquisitions, investments, joint ventures or other business collaborations. To the extent we issue substantial additional shares of our common stock (or securities that are convertible into or exercisable or exchangeable for shares of our common stock), the ownership and voting power of our existing shareholders would be diluted and our earnings per share could be reduced, which may negatively affect the market prices for our shares of our common stock. If we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure.

The declaration, payment and amount of dividends will be made at the discretion of our board of directors and will depend on a number of factors.

The declaration, payment and amount of any dividends will be made pursuant to our dividend policy and is subject to final determination each quarter by our board of directors in its discretion based on a number of factors that it deems relevant, including our financial position, results of operations, available cash resources, cash requirements and alternative uses of cash that our board of directors may conclude would be in the best interest of the Company and our shareholders. Our dividend payments are subject to solvency conditions established by the Maryland General Corporation Law. Accordingly, there can be no assurance that any future dividends will be equal or similar in amount to any dividends previously paid or that our board of directors will not decide to reduce, suspend or discontinue the payment of dividends at any time in the future.

Curtailment of our share repurchase program may not enhance shareholder value.

In connection with the Acquisition, we intend to curtail our repurchases of shares of our Common Stock Non-Voting under our share repurchase program. We intend to reduce our leverage ratio by curtailing our share repurchase program, but there can be no assurance that curtailment of the program will result in the reduction of our leverage ratio. Our board of directors reserves the right to expand or terminate the share repurchase program at any time. Curtailment of the share repurchase program may not have the intended effects and may have a negative impact on our stock price.

Holders of Common Stock Non-Voting have limited voting rights. As a result, holders of Common Stock Non-Voting will have limited ability to influence stockholder decisions.

Holders of Common Stock Non-Voting, including those purchasing Common Stock Non-Voting in this offering, have no voting rights, except on certain matters and in certain situations as set forth in the Charter. As a result, generally matters submitted to stockholders will be decided by the vote of holders of Common Stock.

Provisions in our Charter, By-Laws and Maryland law may delay or prevent an acquisition of the Company by a third party.

Our Charter, our Amended and Restated By-Laws (the “By-Laws”) and Maryland law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Our board of directors may classify or reclassify any unissued shares of stock and may set the preferences, rights and other terms of the classified or reclassified shares. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control. Such changes of control might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

In addition, provisions in our Charter limit the rights of certain beneficial holders of our Common Stock. See “Description of Equity Securities” in the accompanying prospectus. These provisions may prevent a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our By-Laws also provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a stockholders meeting may be made only in the notice of the meeting, by our board of directors or by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our By-Laws. Also, under Maryland law, certain “business combinations,” including issuances of equity securities, between us and any person who beneficially owns 10% or more of our common stock or an affiliate of such person are prohibited for a five-year period, beginning on the date such person last becomes a 10% stockholder, unless exempted in accordance with the Maryland General Corporation Law. After this period, a combination of this type must be approved by two super-majority stockholder votes, unless specific conditions are met or the business combination is exempted by our board of directors.

USE OF PROCEEDS

We estimate the net proceeds to us from the offering to be approximately $482.0 million (approximately $554.4 million if the underwriters exercise their option to purchase additional shares of Common Stock Non-Voting in full), after deducting the underwriting discount and our estimated offering expenses.

Completion of this offering is not contingent on completion of the Other Financing Transactions or the Acquisition, and the Other Financing Transactions and the Acquisition are not contingent on the completion of this offering. Accordingly, even if the Acquisition is not consummated, our shares of Common Stock Non-Voting sold in this offering will remain outstanding.

We intend to use the net proceeds from this offering together with the net proceeds of the Other Financing Transactions and cash on hand to fund the purchase price of the Acquisition and to pay related fees and expenses. If the Acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes, including the repayment at maturity of the 5.750% Notes. Pending their use, the net proceeds may be invested temporarily in short-term marketable securities or used to reduce outstanding short-term borrowings.

The following table outlines the sources and uses of funds for the Acquisition, assuming the underwriters do not exercise their option to purchase additional shares of Common Stock Non-Voting in this offering. The table assumes that the Acquisition and the Financing Transactions are completed simultaneously, but this offering and the Debt Offering are expected to occur before completion of the Term Loans and the Acquisition. Amounts in the table are in millions of dollars and are estimated, and actual amounts may vary from the estimated amounts.

Sources of Funds		Uses of Funds
(in millions)
Cash and cash equivalents	$43	Acquisition consideration	$4,200
Term Loans(1)	1,500	Acquisition and Financing Transactions fees and expenses(2)	86
Notes offered in the Debt Offering (1)	2,500	General corporate purposes	257
Common stock offered hereby (1)	500

Total Sources	$4,543	Total Uses	$4,543

(1)	Before underwriting discounts and expenses and, in the case of this offering, assumes no exercise of the underwriters’ option.
(2)	Includes underwriting discounts and expenses of this offering, the Other Financing Transactions and the Acquisition.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and capitalization at May 31, 2017:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering (but not the application of the net proceeds therefrom), assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock Non-Voting; and

•	on a pro forma basis to give effect to the Other Financing Transactions, the Acquisition, the payment of related fees and expenses and the application of the net proceeds of the Financing Transactions for those purposes.

The following data are qualified in their entirety by our financial statements and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus. This table should be read in connection with the sections entitled “Prospectus Supplement Summary—Recent Developments”, “Risk Factors”, “Use of Proceeds,” and “Unaudited Pro Forma Condensed Combined Financial Data” and each of our consolidated financial statements and related notes thereto which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

	As of May 31, 2017 (unaudited)
(in millions)	Actual	As Adjusted	Pro Forma
Cash and cash equivalents	$130.0	$612.0	$87.3

Short-term debt:
Short-term borrowings	656.2	656.2	399.2
Current portion of long-term debt	250.6	250.6	325.6

Total short-term debt	906.8	906.8	724.8

Long-term debt:
Revolving credit facility	—	—	—
Term Loans(1)	—	—	1,420.8
Notes offered in the Debt Offering(1)	—	—	2,479.2
Other long-term debt	804.3	804.3	804.3

Total long-term debt	804.3	804.3	4,704.3

Total debt	1,711.1	1,711.1	5,429.1

Shareholders’ Equity:
Common stock	409.3	409.3	409.3
Common stock non-voting	693.9	1,175.9	1,175.9
Retained earnings	1,074.2	1,074.2	1,041.4
Accumulated other comprehensive loss	(379.3)	(379.3)	(379.3)
Non-controlling interests	11.3	11.3	11.3

Total shareholders’ equity	1,809.4	2,291.4	2,258.6

Total capitalization	$3,520.5	$4,002.5	$7,687.7

(1)	If the Acquisition is not consummated, we do not expect that any debt under the Other Financing Transactions will remain outstanding since we expect the notes to contain a special mandatory redemption requirement if the Acquisition is not consummated by a specified date. See “Use of Proceeds.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 18, 2017, McCormick entered into a Stock Purchase Agreement (the “Agreement”) with The R.T. French’s Food Group Limited, a private limited company incorporated in England and Wales (“French’s Seller”), Reckitt Benckiser LLC, a Delaware limited liability company (“Tiger’s Milk Seller” and, together with French’s Seller, the “Sellers”), and Reckitt Benckiser Group plc (“Sellers’ Parent”).

Pursuant to the terms and conditions of the Agreement, at the closing, McCormick will acquire 100% of the outstanding equity interests of each of (i) The French’s Food Company LLC, a Delaware limited liability company (“French’s US”), (ii) The French’s Food Company, Inc., a Canadian corporation (“French’s Canada”), (iii) The R.T. French’s Food Company Limited, a private limited company incorporated in England and Wales (“French’s UK”), and (iv) Tiger’s Milk LLC, a Delaware limited liability company (“Tiger’s Milk”), and together with French’s US, French’s Canada and French’s UK, the “Acquired Business”, which is referred to herein as the “Acquisition”. The aggregate purchase price payable by McCormick is $4.2 billion in cash, subject to customary purchase price adjustments related to the amount of the Acquired Business’ cash, debt, net working capital, and transaction expenses as described in the Agreement.

The closing of the transaction is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Agreement contains certain termination rights for the Sellers and McCormick, including if the closing does not occur before 5:00 p.m. New York City time on January 18, 2018, subject to certain extension rights. Subject to the satisfaction of these conditions, McCormick expects to complete the Acquisition before the end of the fiscal year ending November 30, 2017. McCormick’s obligation to consummate the transaction is not subject to any condition related to the availability of financing.

In connection with McCormick’s entry into the Agreement, McCormick has entered into a Senior Unsecured Bridge Credit Agreement, dated August 7, 2017, with certain financial institutions as lenders party thereto and Bank of America, N.A. (“Bank of America”), as administrative agent, pursuant to which and subject to the terms and conditions set forth therein, Bank of America and the other lenders party thereto have agreed to provide a senior unsecured 364-day bridge loan facility (the “Bridge Facility”) of up to $4.2 billion in the aggregate for the purpose of providing the financing necessary to fund all or a portion of the consideration to be paid pursuant to the terms of the Agreement and related fees and expenses (the “Bridge Loan Commitment”).

The Bridge Facility provides that the Bridge Loan Commitment will be reduced in equivalent amounts upon any incurrence by McCormick of, among other things, term loans and/or the issuance of equity or notes in a public offering or private placement prior to the consummation of the transaction, and any loans incurred under the Bridge Facility will be prepaid in equivalent amounts upon the incurrence by McCormick of term loans and/or the issuance of equity or notes in a public offering or private placement and upon other specified events, in each case subject to certain exceptions set forth in the Bridge Facility. McCormick entered into a term loan agreement (the “Term Loan Agreement”), dated August 7, 2017, with certain financial institutions as lenders party thereto and Bank of America, as administrative agent, pursuant to which the lenders have committed to lend to McCormick $1.5 billion in the form of three-year and five-year senior unsecured term loans. As a result of the Term Loan Agreement becoming effective on August 7, 2017, the Bridge Loan Commitment was reduced to $2.7 billion in the aggregate. Although we do not currently expect to make any borrowings under the Bridge Facility, there can be no assurance that such borrowings will not be made.

McCormick expects to permanently finance the transaction with $3.7 billion of new debt, which will include pre-payable terms loans and senior unsecured notes issued in the capital markets, and the issuance of $500 million of McCormick common stock non-voting, no par value (“Common Stock Non-Voting”).

In connection with the Acquisition, Sellers have prepared historical financial information for Reckitt Benckiser Group plc’s food business (the “Food Business”). The Food Business was historically managed together with certain other financing legal entities which are not being acquired in the Acquisition. Amounts included in the historical financial information related to those entities that are not being acquired as part of the Acquired Business are eliminated as a pro forma adjustment in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information is based on the historical financial information of McCormick and the Food Business and has been prepared to reflect the pending Acquisition and related financing transactions, as previously described. The unaudited pro forma condensed combined financial information is provided for informational purposes only.

The unaudited pro forma condensed combined income statements are not necessarily indicative of operating results that would have been achieved had the Acquisition been completed as of December 1, 2015 and does not intend to project the future financial results of McCormick after the Acquisition. The unaudited pro forma condensed combined balance sheet does not purport to reflect what our financial condition would have been had the Acquisition closed on May 31, 2017 or for any future or historical period. The unaudited pro forma condensed combined income statements and balance sheet do not reflect the cost of any integration activities or benefits from the Acquisition and synergies that may be derived, both of which may have a material effect on our consolidated results in periods following completion of the Acquisition.

McCormick’s fiscal year ends on November 30, while the Food Business’ fiscal year ends on December 31. Pursuant to Rule 11-02(c)(3) of Regulation S-X, the fiscal years are not being conformed for the purpose of presenting unaudited pro forma condensed combined financial statements, because the two fiscal year ends are not separated by more than 93 days.

The unaudited pro forma condensed combined interim balance sheet combines the unaudited condensed consolidated balance sheet of McCormick as of May 31, 2017 and the unaudited combined balance sheet of the Food Business as of June 30, 2017. The unaudited pro forma condensed combined income statement for the year ended November 30, 2016 combines the consolidated income statement of McCormick for the fiscal year ended November 30, 2016 with the combined statement of income of the Food Business for the year ended December 31, 2016. The interim unaudited pro forma condensed combined income statement for the six months ended May 31, 2017 combines the unaudited condensed income statement of McCormick for the six months ended May 31, 2017 and the unaudited combined statement of income of the Food Business for the six months ended June 30, 2017.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following information:

•	Notes to the unaudited pro forma condensed combined financial information.

•	McCormick’s Item 1.01 Current Report on Form 8-K filed on July 19, 2017, including the exhibit thereto, which describes the Acquisition, as filed with the Securities Exchange Commission (“SEC”).

•	Audited consolidated financial statements of McCormick as of and for the fiscal year ended November 30, 2016, which are included in McCormick’s’ Annual Report on Form 10-K for the year ended November 30, 2016, as filed with the SEC.

•	Unaudited interim consolidated financial statements of McCormick as of May 31, 2017, and for the six months then ended, which are included in McCormick’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2017, as filed with the SEC.

•	Audited combined financial statements of the Food Business as December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which are included in Exhibit 99.1 to McCormick’s Current Report on Form 8-K filed on August 7, 2017.

•	Unaudited interim combined financial statements of the Food Business as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, which are included as Exhibit 99.2 to McCormick’s Current Report on Form 8-K filed on August 7, 2017.

Unaudited Pro Forma Condensed Combined Balance Sheet

May 31, 2017

(dollars in millions)

	McCormick May 31, 2017	Food Business June 30, 2017	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$130.0	$—	$(42.7)	(c)	$87.3
Trade accounts receivable, net	429.7	48.6	—		478.3
Inventories	779.8	41.6	24.0	(a)	845.4
Due from related parties	—	493.5	(493.5)	(b)	—
Prepaid expenses and other current assets	86.4	6.7	—		93.1

Total current assets	1,425.9	590.4	(512.2)		1,504.1
Property, plant and equipment, net	703.8	27.0	6.4	(a)	737.2
Goodwill	1,894.8	9.7	2,579.8	(a)	4,484.3
Intangible assets, net	489.0	36.0	2,559.0	(a)	3,084.0
Investments and other assets	358.6	17.1	(17.1)	(c)(h)	358.6

Total assets	$4,872.1	$680.2	$4,615.9		$10,168.2

Liabilities
Short-term borrowings	$656.2	$—	$(257.0)	(c)	$399.2
Current portion of long-term debt	250.6	—	75.0	(c)	325.6
Trade accounts payable	453.1	57.4	8.8	(h)	519.3
Due to related parties	—	43.2	(43.2)	(b)	—
Other accrued liabilities	441.5	66.8	(18.7)	(c)(g)(h)	489.6

Total current liabilities	1,801.4	167.4	(235.1)		1,733.7

Long-term debt	804.3	—	3,900.0	(c)	4,704.3
Other long-term liabilities	457.0	41.7	972.9	(a)(h)	1,471.6

Total liabilities	3,062.7	209.1	4,637.8		7,909.6

Shareholders’ / parent’s equity
Common stock, no par value	409.3	—	—		409.3
Common stock – non-voting, no par value	693.9	—	482.0	(d)	1,175.9
Parent’s investment	—	472.5	(472.5)	(b)	—
Retained earnings	1,074.2	—	(32.8)	(c)(g)	1,041.4
Accumulated other comprehensive loss	(379.3)	(1.4)	1.4	(b)	(379.3)
Non-controlling interests	11.3	—	—		11.3

Shareholders’ / parent’s equity	1,809.4	471.1	(21.9)		2,258.6

Total liabilities and shareholders’ / parent’s equity	$4,872.1	$680.2	$4,615.9		$10,168.2

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Income Statement

For the Year Ended November 30, 2016

(in millions, except per share data)

	McCormick November 30, 2016	Food Business December 31, 2016	Pro Forma Adjustments		Pro Forma Combined
Net sales	$4,411.5	$564.2	$—		$4,975.7
Cost of goods sold	2,579.8	257.7	(18.2)	(f)(h)	2,819.3

Gross profit	1,831.7	306.5	18.2		2,156.4
Selling, general and administrative expenses	1,175.0	129.7	25.4	(e)(h)	1,330.1
Special charges	15.7	—	—		15.7

Operating income	641.0	176.8	(7.2)		810.6
Interest expense	56.0	—	129.5	(c)	185.5
Other income, net	4.2	1.7	(0.8)	(b)	5.1

Income from consolidated operations before income taxes	589.2	178.5	(137.5)		630.2
Income taxes	153.0	44.2	(28.6)	(i)	168.6

Net income from consolidated operations	436.2	134.3	(108.9)		461.6
Income from unconsolidated operations	36.1	—	—		36.1

Net income	$472.3	$134.3	$(108.9)		$497.7

Earnings per share – basic	$3.73	—	—		$3.77

Earnings per share – diluted	$3.69	—	—		$3.73

Average shares outstanding:
Basic	126.6	—	5.3	(d)	131.9
Diluted	128.0	—	5.3	(d)	133.3

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Income Statement

For the Six Months Ended May 31, 2017

(in millions, except per share data)

	McCormick May 31, 2017	Food Business June 30, 2017	Pro Forma Adjustments		Pro Forma Combined
Net sales	$2,158.0	$264.9	$—		$2,422.9
Cost of goods sold	1,300.4	125.4	(8.7)	(f)(h)	1,417.1

Gross profit	857.6	139.5	8.7		1,005.8
Selling, general and administrative expenses	582.5	65.2	13.5	(e)(g) (h)	661.2
Special charges	8.3	—	—		8.3

Operating income	266.8	74.3	(4.8)		336.3
Interest expense	29.4	—	64.4	(c)	93.8
Other income, net	1.3	0.9	(0.4)	(b)	1.8

Income from consolidated operations before income taxes	238.7	75.2	(69.6)		244.3
Income taxes	60.6	19.2	(17.1)	(i)	62.7

Net income from consolidated operations	178.1	56.0	(52.5)		181.6
Income from unconsolidated operations	15.4	—	—		15.4

Net income	$193.5	$56.0	$(52.5)		$197.0

Earnings per share – basic	$1.55	—	—		$1.51

Earnings per share - diluted	$1.53	—	—		$1.49

Average shares outstanding:
Basic	125.0	—	5.3	(d)	130.3
Diluted	126.7	—	5.3	(d)	132.0

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation and Accounting Policies

Basis of Presentation

The unaudited pro forma condensed combined financial information presented herein is based on the historical audited consolidated and unaudited condensed consolidated financial information of McCormick and the audited and unaudited combined financial information of the Food Business, or is derived therefrom. McCormick’s fiscal year ends on November 30, while the Food Business’ fiscal year ends on December 31. Pursuant to Rule 11-02(c)(3) of Regulation S-X, the fiscal years are not being conformed for the purpose of presenting unaudited pro forma condensed combined financial statements, because the two fiscal year ends are not separated by more than 93 days.

The unaudited pro forma condensed combined balance sheet combines the unaudited condensed consolidated balance sheet of McCormick as of May 31, 2017 and the unaudited combined balance sheet of the Food Business as of June 30, 2017. The unaudited pro forma condensed combined income statement for the year ended November 30, 2016 combines the consolidated income statement of McCormick for the fiscal year ended November 30, 2016 with the combined statement of income of the Food Business for the fiscal year ended December 31, 2016. The interim unaudited pro forma condensed combined income statement for the six months ended May 31, 2017 combines the unaudited condensed consolidated income statement of McCormick for the six months ended May 31, 2017 and the unaudited combined statement of income of the Food Business for the six months ended June 30, 2017.

Pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet are based on items that are directly attributable to the pending Acquisition and related financings that are factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed combined income statements are based on items directly attributable to the pending Acquisition and related financings, and that are factually supportable and expected to have a continuing impact on McCormick.

The unaudited pro forma condensed combined income statements are not necessarily indicative of operating results that would have been achieved had the Acquisition been completed as of December 1, 2015 and does not intend to project the future financial results of McCormick after the Acquisition. The unaudited pro forma condensed combined balance sheet does not purport to reflect what our financial condition would have been had the Acquisition closed on May 31, 2017 or for any future or historical period. Additionally, the unaudited pro forma condensed combined income statements and balance sheet do not reflect the cost of any integration activities from the Acquisition and synergies that may be derived from any integration activities, both of which may have a material effect on our consolidated results in periods following completion of the Acquisition.

Accounting Policies

The Acquisition will be accounted for under the acquisition method of accounting in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations. As the acquirer, McCormick has estimated the fair value of the Food Business’ assets acquired and liabilities assumed and conformed the accounting policies of the Food Business to its own accounting policies.

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in McCormick’s consolidated financial statements as of and for the fiscal year ended November 30, 2016. With the information currently available, McCormick has determined that, other than those pro forma adjustments identified, and as more fully described in (h) in Note 4, no other significant adjustments are necessary to conform the Food Business’ combined financial statements to the accounting policies used by McCormick in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been made to the Food Business’ historical unaudited combined balance sheet as of June 30, 2017 and unaudited combined statement of income for the six months ended June 30, 2017 and year ended December 31, 2016 to conform to McCormick’s presentation.

At this time, McCormick has not completed detailed valuation analyses to determine the fair values of the acquired assets and liabilities of the Food Business. Accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, which may be material.

McCormick has not yet completed the due diligence necessary to identify all of the adjustments required to conform the Food Business’ accounting policies or classifications to McCormick’s accounting policies or to identify other items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information. Upon completion of this due diligence and detailed valuation analyses, there may be additional increases or decreases to the recorded book values of acquired assets and liabilities of the Acquired Business, including, but not limited to pension liabilities; property, plant and equipment; and brands and other intangible assets, each of which may give rise to future amounts of depreciation and amortization expense that are not reflected in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence and valuation analyses have been performed, the final purchase price has been determined and the purchase price allocation has been finalized, actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information.

2. Financing Transactions and Assumptions

In connection with McCormick’s entry into the Agreement, McCormick entered into a Senior Unsecured Bridge Credit Agreement, dated August 7, 2017, with certain financial institutions as lenders party thereto and Bank of America, as administrative agent, pursuant to which and subject to the terms and conditions set forth therein, Bank of America and the other lenders party thereto have agreed to provide a senior unsecured 364-day bridge loan facility (the “Bridge Facility”) of up to $4.2 billion in the aggregate for the purpose of providing the financing necessary to fund all or a portion of the consideration to be paid pursuant to the terms of the Agreement and related fees and expenses. The unaudited pro forma condensed combined financial information presented herein does not contemplate the need for drawing under the Bridge Facility prior to permanent financing being put in place. McCormick entered into the Term Loan Agreement, dated August 7, 2017, with certain financial institutions as lenders party thereto and Bank of America, as administrative agent, pursuant to which the lenders have committed to lend to McCormick $1.5 billion in the form of three-year and five-year senior unsecured term loans. As a result of the Term Loan Agreement becoming effective on August 7, 2017, the Bridge Loan Commitment was reduced to $2.7 billion in the aggregate.

McCormick expects to permanently finance the Acquisition with $3.7 billion of new debt, which will include pre-payable terms loans and senior unsecured notes issued in the capital markets, and $500 million in Common Stock Non-Voting. The unaudited pro forma condensed combined financial information assumes that the financing will consist of:

•	$750.0 million three-year term loans with a variable interest rate and an assumed interest rate of 2.90%;

•	$750.0 million five-year term loans with a variable interest rate and an assumed interest rate of 3.25%;

•	$2,500.0 million aggregate amount of five-, seven-, ten- and thirty-year senior unsecured notes with a fixed interest rate and an assumed aggregate weighted-average interest rate of 3.250%; and

•	$500.0 million of Common Stock Non-Voting, at an assumed offering price of $94.51 per share (which was the closing price of McCormick’s Common Stock Non-Voting on The New York Stock Exchange on August 4, 2017) which would result in the issuance of approximately 5.3 million shares of Common Stock Non-Voting and an increase in pro forma weighted-average shares outstanding by such amount of shares.

The final financing and terms of such financing will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions previously described would result in changes to various components of the unaudited pro forma condensed combined balance sheet, including cash and cash equivalents, long-term debt and Common Stock Non-Voting, and to various components of the unaudited pro forma condensed consolidated income statements, including interest expense, earnings per share and weighted average shares outstanding. Depending upon the nature of the changes, the impact on the pro forma condensed combined financial information could be material.

•	Each 0.125% increase (decrease) in each of the respective previously stated interest rates assumed for the term loans and senior unsecured notes would increase (decrease) pro forma interest expense by approximately $5.0 million and $2.5 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, provided the aggregate principal balances do not change from those assumed as described herein.

•	Each $1.00 increase (decrease) in the assumed offering price of $94.51 per share, the closing price of McCormick’s Common Stock Non-Voting on The New York Stock Exchange on August 4, 2017, would (decrease) increase the number of shares of Common Stock Non-Voting to be issued by approximately 0.1 million shares and would increase (decrease) pro forma earnings per share (basic and diluted) by less than $0.01 for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, assuming the aggregate dollar amount of the shares of Common Stock Non-Voting offered by us remains the same as described herein.

3. Preliminary Purchase Price Allocation

The following is a summary of the preliminary reconciliation of the book value of the net assets acquired, liabilities assumed and certain valuation adjustments relating to the Acquisition to the purchase consideration (in millions):

Historical book value of the Food Business	$471.1
Preliminary adjustment to eliminate book value for assets and liabilities not acquired	(456.3)
Preliminary valuation adjustments to inventories	24.0
Preliminary valuation adjustments to property, plant and equipment	6.4
Preliminary valuation adjustment to identifiable intangible assets	2,559.0
Preliminary current and deferred income tax impact of valuation adjustments	(984.0)
Preliminary residual adjustment to goodwill	2,579.8

Total consideration	$4,200.0

This preliminary reconciliation is based on the unaudited combined balance sheet of the Food Business as of June 30, 2017 and has been used to prepare pro forma adjustments in the pro forma unaudited condensed combined financial information.

At this time, McCormick has not completed detailed valuation analyses to determine the fair values of the acquired assets and liabilities of the Food Business. Accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, which may be material. The purchase price will be primarily allocated to indefinite-lived intangible assets, finite-lived intangible assets and goodwill. The preliminary allocation of the purchase price results in approximately $2,475 million and $120 million being allocated to indefinite-lived intangible assets and finite-lived intangible assets, respectively.

4. Unaudited Pro Forma Adjustments to Historical Financial Information

The unaudited pro forma condensed combined income statements include adjustments made to historical financial information that were calculated assuming the Acquisition had been completed as of December 1, 2015.

The unaudited pro forma condensed combined balance sheet includes adjustments made to historical financial information that were calculated assuming the Acquisition had been completed as of May 31, 2017. We have based the unaudited pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. The adjustments reflect our preliminary estimates of the purchase price allocation, which may change materially upon finalization of appraisals and other valuation studies that are in process. Additionally, the unaudited pro forma condensed combined income statements and balance sheet do not reflect the cost of any integration activities from the Acquisition and synergies that may be derived from any integration activities, both of which may have a material effect on our consolidated results in periods following the completion of the Acquisition.

The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	The unaudited pro forma condensed combined balance sheet reflects the expected purchase price of the Acquisition and a preliminary allocation of the purchase price, as more fully detailed in Note 3, based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, which may be material. The purchase price will be primarily allocated to indefinite-lived intangible assets, finite-lived intangible assets and goodwill. Finite-lived intangible assets are expected to be amortized over weighted average lives of approximately 15 years. The purchase accounting adjustment of approximately $984 million in Other long-term liabilities is primarily related to the estimated deferred tax liability associated with indefinite-lived and finite-lived intangible assets related to the Acquisition.

(b)	The unaudited pro forma condensed combined balance sheet and income statements include pro forma adjustments to eliminate of certain assets, liabilities and interest income (as included in other income, net) associated with the Food Business that were not part of the Acquisition. The eliminated assets and liabilities consist of related party receivables and payables of $493.5 million and $43.2 million, respectively, and a $6.0 million deferred tax asset. The unaudited condensed combined balance sheet and income statements include pro forma adjustments to eliminate the Food Business’ parent’s net investment and accumulated other comprehensive loss.

(c)	The unaudited pro forma condensed combined balance sheet reflects the expected issuance of new term debt and senior unsecured notes in principal amounts of $1.5 billion and $2.5 billion, respectively, net of debt issue costs of $25.0 million, as shown in the following table. The unaudited pro forma condensed combined balance sheet reflects the payment of the Bridge Loan Commitment fee of $14.7 million described below and estimated transaction expenses of $28.0 million (see (g)) as a reduction of cash and cash equivalents. The unaudited pro forma condensed combined balance sheet reflects the utilization of the excess proceeds to repay outstanding commercial paper borrowings. The excess proceeds of $257.0 million represent the inflow from the Acquisition financing through this debt issuance and the equity issuance (see (d)), less payments of the expected purchase price of the Acquisition of $4.2 billion. The unaudited pro forma condensed combined income statement reflects the estimated interest expense on the new debt expected to be issued, as follows (dollars in millions).

			Estimated Interest Expense
	Assumed Interest Rate	Amount	Six Months Ended May 31, 2017	Year Ended November 30, 2016
3-Year term loan	2.90%	$750.0	$10.9	$21.8
5-Year term loan	3.25%	750.0	12.2	24.4
Senior unsecured notes	3.25%[1]	2,500.0	40.6	81.2
Debt issuance costs		(25.0)	1.7	3.4

Total		$3,975.0	$65.4	$130.8

[1]	Represents weighted average interest rate.

We anticipate that the 5-year term loan will require annual principal repayments of 10% of the initial outstanding principal amount, or approximately $75.0 million per year. The unaudited pro forma condensed combined balance sheet reflects that amount as current portion of long-term debt. For the purposes of these unaudited pro forma condensed combined financial statements, we have assumed that senior unsecured notes will include $700.0 million of 5-year senior unsecured notes, $750.0 million of 7-year senior unsecured notes, $750.0 million of 10-year senior unsecured notes and $300.0 million of 30-year senior unsecured notes.

The rates shown above reflect management’s current estimates of the interest rates for the new term loans and senior unsecured notes. A change of 0.125% in the assumed interest rates would change interest expense on a pro forma basis by $2.5 million for the six months ended May 31, 2017 and $5.0 million for the fiscal year ended November 30, 2016.

The unaudited pro forma condensed combined income statement reflects the estimated reduction in interest expense approximately $1.3 million and $1.0 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, associated with the expected repayment of outstanding commercial paper with the excess proceeds of $257.0 million previously described.

The unaudited pro forma condensed combined balance sheet also includes pro forma adjustments to reduce retained earnings by $9.1 million to reflect the after-tax impact of the $14.7 million of fees associated with the Bridge Loan Commitment, incurred upon commitment of the Bridge Facility, that had not been recognized in McCormick’s historical unaudited condensed balance sheet as of May 31, 2017. We would incur additional fees if we were to draw on the Bridge Facility.

(d)	The unaudited pro forma condensed combined balance sheet reflects our anticipated issuance of Common Stock Non-Voting to partially finance the Acquisition. McCormick intends to raise $500 million from the issuance of Common Stock Non-Voting (excluding any exercise by the underwriters of their option to purchase additional shares). McCormick expects the costs associated with this anticipated issuance of Common Stock Non-Voting will be approximately $18.0 million. Based on the closing market price of McCormick’s Common Stock Non-Voting on The New York Stock Exchange on August 4, 2017 of $94.51 per share, McCormick estimates the issuance of this Common Stock Non-Voting would result in an approximate 5.3 million share increase to pro forma basic and diluted shares outstanding for both the fiscal year ended November 30, 2016 and the six months ended May 31, 2017. Each $1.00 increase (decrease) in the assumed offering price of $94.51 per share, the closing price of McCormick’s Common Stock Non-Voting on The New York Stock Exchange on August 4, 2017, would (decrease) increase the number of shares of Common Stock Non-Voting to be issued by approximately 0.1 million shares and would increase (decrease) pro forma earnings per share (basic and diluted) by less than $0.01 for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, assuming the aggregate dollar amount of the shares of Common Stock Non-Voting offered by us remains the same as described herein.

(e)	The unaudited pro forma condensed combined income statements include pro forma adjustments for estimated amortization expense of approximately $8.0 million and $4.0 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, resulting from the purchase accounting valuation adjustments to finite-lived intangible assets (see (a)). A 10% change in the valuation of finite-lived intangible assets would cause a corresponding increase or decrease in the balance of goodwill and amortization expense of approximately $0.8 million, assuming an overall weighted-average useful life of approximately 15 years.

(f)	The unaudited pro forma condensed combined income statements include pro forma adjustments for estimated depreciation expense of approximately $0.2 million and $0.1 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively, resulting from the purchase accounting valuation adjustments to property, plant and equipment (see (a)).

(g)	The unaudited pro forma condensed combined income statement for the six months ended May 31, 2017 include pro forma adjustments to eliminate costs directly associated with the Acquisition, including

$0.3 million of transaction costs, including legal, advisory and other professional services, incurred in that six-month period. The unaudited pro forma condensed combined balance sheet also includes pro forma adjustments for $27.7 million of additional transaction costs expected to be incurred that had not been recognized in McCormick’s historical unaudited condensed balance sheet as of May 31, 2017. The pro forma adjustment to reduce retained earnings by $23.7 million represents the after-tax effect of the $28.0 million of transaction costs.

(h)	The unaudited pro forma condensed combined balance sheet and income statements include pro forma adjustments to conform certain of the Food Business’ accounting policies with those of McCormick. Included in these adjustments is the reclassification of the Food Business’ deferred tax assets from Investments and other assets to Other long-term liabilities in the amount of $11.1 million as of May 31, 2017. Included in these adjustments is the reclassification of certain liabilities of the Food Business’ from Other accrued liabilities and other assets to Trade accounts payable in the amount of $8.8 million as of May 31, 2017. Included in these adjustments is the reclassification of the Food Business’ shipping and handling cost from Cost of goods sold to Selling, general and administrative expense in the amount of $21.3 million and $10.5 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively. Also, included in these adjustments is the elimination of actuarial gains (losses) associated with the Food Business’ pension plan in the amount of $(1.0) million and $1.0 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively (such pro forma adjustment is necessary to conform to McCormick’s use of the corridor approach with respect to recognition of its pension-related actuarial gains (losses)). Included in these adjustments is the reclassification of the Food Business’ pension cost, after the elimination of actuarial gains (losses), from Selling, general and administrative expense to Cost of goods sold in the amount of $2.9 million and $1.7 million for the fiscal year ended November 30, 2016 and the six months ended May 31, 2017, respectively.

(i)	The unaudited pro forma adjustments to Income taxes have been calculated using the applicable incremental statutory rates in effect during the respective periods. The estimate of pro forma adjustments to Income taxes, including deferred tax assets and liabilities, is preliminary and subject to change in McCormick’s final determination of the fair value of the assets acquired and liabilities assumed by jurisdiction.

PRICE RANGE AND VOLUME OF COMMON STOCK AND DIVIDENDS

Shares of our Common Stock Non-Voting are traded on the NYSE under the symbol “MKC.” Shares of our Common Stock are traded on the NYSE under the symbol “MKC-V.”

On August 8, 2017, the closing price of our Common Stock Non-Voting on the NYSE was $93.01 per share. On August 8, 2017, the last reported price of our Common Stock on the NYSE was $94.94 per share. As of July 12, 2017, we had approximately 9,700 shareholders of record holding shares of our Common Stock Non-Voting. As of July 12, 2017, we had approximately 2,100 shareholders of record holding shares of our Common Stock.

We have paid consecutive dividends on our common stock for 93 years. However, all future declarations of dividends are subject to the final determination of our board of directors, in its discretion, based on a number of factors that it deems relevant, including our financial position, results of operations, available cash resources, cash requirements, applicable law and alternative uses of cash that our board of directors may conclude would be in the best interest of the Company and our shareholders.

The following table sets forth, for the periods indicated, the high and low market prices and per share dividends declared for the Common Stock and the Common Stock Non-Voting.

	Common Stock price range		Common Stock, Non- Voting price range		Dividends declared per share
	Low	High	Low	High	Common Stock	Common Stock Non-Voting
Fiscal Year 2017:
First Quarter	$89.14	$98.90	$88.64	$99.66	$—	$—
Second Quarter	97.04	104.26	97.10	104.82	0.47	0.47
Fiscal Year 2016:
First Quarter	$79.53	$94.10	$79.78	$94.10	$—	$—
Second Quarter	91.32	100.06	91.39	100.71	0.43	0.43
Third Quarter	96.92	107.05	97.18	107.07	0.43	0.43
Fourth Quarter	91.06	102.01	91.08	101.98	0.90	0.90
Fiscal Year 2015:
First Quarter	$71.45	$76.37	$71.39	$76.78	$—	$—
Second Quarter	68.29	79.53	71.98	79.61	0.40	0.40
Third Quarter	76.13	84.89	76.02	85.20	0.40	0.40
Fourth Quarter	77.70	86.04	77.61	86.03	0.83	0.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership, and disposition of shares of our common stock. This discussion deals only with shares of our common stock held as capital assets, for U.S. federal income tax purposes, by investors who purchase shares of our common stock in this offering. This discussion does not cover all aspects of U.S. federal taxation that may be relevant to the purchase, ownership or disposition of shares of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including banks, insurance companies or other financial institutions, dealers in securities, persons that will hold more than 5% of our common stock, certain former citizens or long-term residents of the United States, a person that is a “controlled foreign corporation,” a person that is a “passive foreign investment company,” persons holding shares of our common stock as part of a hedge, straddle, conversion or other integrated financial transaction, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), or that are otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This section does not address any other U.S. federal tax considerations (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on net investment income) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of shares of our common stock in light of your own particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of any changes in applicable tax laws.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of shares of our common stock that is an individual citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net basis with respect to income from our common stock. A “Non-U.S. Holder” means any beneficial owner of shares of our common stock ) that is an individual, corporation, foreign estate, or foreign trust that is not a U.S. Holder.

This discussion is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Tax Consequences to U.S. Holders

Dividends. A distribution of cash or property with respect to shares of our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary dividend income when received. If such a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, and reduce the U.S. Holder’s tax basis in the shares of our common stock (but not below zero), and thereafter as a capital gain from the sale or exchange of such common stock. Dividends received by a non-corporate U.S. Holder will be eligible to be taxed at reduced rates if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

Sale, Exchange or Other Taxable Disposition of Common Stock. For U.S. federal income tax purposes, gain or loss that a U.S. Holder realizes on the sale or other disposition of shares of our common stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the shares of our common stock that were sold. A U.S. Holder’s tax basis in the common stock is generally its purchase price for the common stock. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to tax at reduced rates. The deductibility of capital losses may be subject to limitations.

Tax Consequences to Non-U.S. Holders

Dividends. A distribution of cash or property with respect to shares of our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If such a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the non-U.S. Holder’s investment, up to the non-U.S. Holder’s tax basis in the shares of our common stock, and thereafter as a capital gain subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject to the discussion below under “Information Reporting and Backup Withholding,” dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty.

Even if a Non-U.S. Holder is eligible for a lower treaty rate, we generally will be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to a Non-U.S. Holder, unless:

•	the Non-U.S. Holder has furnished a valid Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E or other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate with respect to such payments and the withholding agent does not have actual knowledge or reason to know to the contrary, and

•	if required by the Foreign Account Tax Compliance Act (“FATCA”) or any intergovernmental agreement enacted pursuant to that law, the Non-U.S. Holder or any entity through which the Non-U.S. Holder receives such dividends has provided the withholding agent with certain information with respect to the Non-U.S. Holder’s or the entity’s direct and indirect U.S. owners, and if the Non-U.S. Holder holds the shares of our common stock through a non-U.S. financial institution, the institution has entered into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or has satisfied similar requirements under an intergovernmental agreement between the United States and another country, and the Non-U.S. Holder has provided any required information to the institution.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investments in the shares of our common stock.

Sale, Exchange or Other Taxable Disposition of Common Stock. Subject to the discussion below under “Information Reporting and Backup Withholding,” Non-U.S. Holders generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of that disposition and other conditions are met.

In the case of the sale or disposition of shares of our common stock on or after January 1, 2019, a Non-U.S. Holder may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under “Dividends” above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the shares of our common stock and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS with respect to payments (including sales proceeds) made to certain holders. In addition, certain U.S. Holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the paying agent, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are Non-U.S. Holders in order to avoid the application of backup withholding tax. Any amount paid as backup withholding may be creditable against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Common Stock Non-Voting set forth opposite its name below.

Underwriter	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,471,291
Credit Suisse Securities (USA) LLC	1,245,029
SunTrust Robinson Humphrey, Inc.	650,513
Wells Fargo Securities, LLC.	650,513
BNP Paribas Securities Corp.	424,243
BTIG, LLC	424,243
Citigroup Global Markets Inc.	131,806
Citizens Capital Markets, Inc.	131,806
HSBC Securities (USA) Inc.	131,806
ING Financial Markets LLC	131,806
Mizuho Securities USA LLC	131,806

Total	5,524,862

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Common Stock Non-Voting sold under the underwriting agreement if any shares of Common Stock Non-Voting are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of Common Stock Non-Voting, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of shares of Common Stock Non-Voting, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 828,729 additional shares of Common Stock Non-Voting at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Commissions and Discount

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Common Stock Non-Voting.

	Without Option Exercise	With Option Exercise
Per share	$3.1675	$3.1675
Total	$17,500,000	$20,124,999

The expenses of the offering, not including the underwriting discount, are estimated at $0.5 million and are payable by us. The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

It is expected that delivery of the shares in this offering will be made against payment therefor by purchasers in this offering on or about August 11, 2017, which is the second business day following the pricing date of the shares (such settlement cycle being referred to as T+2). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers will be expected to pay for their shares within two business days of the pricing date.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any Common Stock Non-Voting or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock Non-Voting, for 60 days with respect to us, and for 45 days with respect to our executive officers and directors, after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, in the case of the Company, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in the case of our directors and executive officers, in each case on behalf of the Underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Common Stock Non-Voting,

•	sell any option or contract to purchase any Common Stock Non-Voting,

•	purchase any option or contract to sell any Common Stock Non-Voting,

•	grant any option, right or warrant to purchase any Common Stock Non-Voting,

•	otherwise transfer or dispose of any Common Stock Non-Voting,

•	file (or request or demand that we file, in the case of our directors and executive officers) a registration statement related to the Common Stock Non-Voting, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock Non-Voting whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Common Stock Non-Voting and to securities convertible into or exchangeable or exercisable for Common Stock Non-Voting (including without limitation, Common Stock Non-Voting or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and including any Common Stock Non-Voting or other securities which may be issued upon exercise of a stock option or warrant).

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

An affiliate of Credit Suisse Securities (USA) LLC acted as our financial adviser in connection with the Acquisition. Certain of the underwriters in this offering may also act as underwriters in the Debt Offering. Some of the underwriters and their respective affiliates are or will be lenders under the Bridge Loan Commitment, the Bridge Facility and the Term Loans, and funding of the Acquisition with the proceeds of this offering will result in the reduction of the lenders’ obligations under the Bridge Loan Commitment.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares of Common Stock Non-Voting which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Common Stock Non-Voting referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of Common Stock Non-Voting is made or who receives any communication in respect of any offer of shares of Common Stock Non-Voting, or who initially acquires any shares of Common Stock Non-Voting will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of Common Stock Non-Voting acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares of Common Stock Non-Voting acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where shares of Common Stock Non-Voting have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of the shares of Common Stock Non-Voting to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares of Common Stock Non-Voting in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Common Stock Non-Voting. Accordingly any person making or intending to make an offer in that Member State of shares of Common Stock Non-Voting which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares of Common Stock Non-Voting in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of Common Stock Non-Voting to the public” in relation to any shares of Common Stock Non-Voting in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Common Stock Non-Voting to be offered so as to enable an investor to decide to purchase or subscribe the shares of Common Stock Non-Voting, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares of Common Stock Non-Voting may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares of Common Stock Non-Voting or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company, or the shares of Common Stock Non-Voting have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares of Common Stock Non-Voting will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of Common Stock Non-Voting has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares of Common Stock Non-Voting to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Common Stock Non-Voting offered should conduct their own due diligence on the shares of Common Stock Non-Voting. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Common Stock Non-Voting may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Common Stock Non-Voting applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our Common Stock Non-Voting must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of Common Stock Non-Voting have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Common Stock Non-Voting has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Common Stock Non-Voting which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of Common Stock Non-Voting have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of Common Stock Non-Voting may not be circulated or distributed, nor may our shares of Common Stock Non-Voting be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares Common Stock Non-Voting are subscribed or purchased under Section 275 of the SFA by a relevant person which is: a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust, including shares of our Common Stock Non-Voting, shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; where no consideration is or will be given for the transfer; where the transfer is by operation of law; as specified in Section 276(7) of the SFA; or as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of Common Stock Non-Voting may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Common Stock Non-Voting must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of McCormick & Company, Incorporated and subsidiaries appearing in McCormick & Company, Incorporated’s Annual Report (Form 10-K) for the year ended November 30, 2016 (including the schedule appearing therein), and the effectiveness of McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INDEPENDENT ACCOUNTANTS

The audited combined historical financial statements of the Food Business included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2017 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of Common Stock Non-Voting offered hereby will be passed upon for McCormick by DLA Piper LLP (US), Baltimore, Maryland. Certain other legal matters will be passed upon for McCormick by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Shearman & Sterling LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public from the Commission’s web site at www.sec.gov. Our Commission filings are also available through our website at www.mccormickcorporation.com. Information on or connected to our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement is part of a registration statement that we have filed with the Commission. The Commission allows us to “incorporate by reference” into this prospectus supplement information contained in the documents we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the Commission will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement until the completion or termination of the offering (in no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Commission be incorporated by reference into, or otherwise included in, this prospectus):

•	our Annual Report on Form 10-K for the year ended November 30, 2016 (including the portions of our definitive proxy statement for our 2017 annual meeting of shareholders incorporated by reference therein);

•	our Quarterly Reports on Form 10-Q, for the quarterly periods ended February 28, 2017 and May 31, 2017;

•	our Current Reports on Form 8-K, filed on January 10, 2017, January 24, 2017, April 3, 2017, May 24, 2017, July 19, 2017 and August 7, 2017;

•	the description of the Common Stock contained in our registration statement on Form 8-A dated August 30, 2001; and

•	the description of the Common Stock Non-Voting contained in our registration statement on Form 8-A dated April 26, 1999.

You may obtain a copy of these filings at no cost, by contacting us at any of the following:

McCormick & Company, Incorporated

Attn: Office of the Treasurer

18 Loveton Circle, P.O. Box 6000

Sparks, Maryland 21152

Proxy materials: (800) 579-1639

Other materials: (800) 424-5855, (410) 771-7537

ir.mccormick.com

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus which we deliver to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information provided by this prospectus supplement, the accompanying prospectus, any document incorporated by reference herein or therein or in any free writing prospectus that we may authorize or provide to you is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates. The shares of Common Stock Non-Voting are being offered and sold only in jurisdictions where offers and sales are permitted.

PROSPECTUS

McCormick & Company, Incorporated

Common Stock

Common Stock Non-Voting

Debt Securities

We may offer and sell from time to time, together or separately, shares of our common stock, no par value (“Common Stock”), shares of our common stock non-voting, no par value (“Common Stock Non-Voting”, and together with the Common Stock, the “Equity Securities”) or debt securities described in this prospectus (“Debt Securities”, and together with the Equity Securities, the “Securities”). This prospectus may not be used to sell Securities unless accompanied by a prospectus supplement. The accompanying prospectus supplement will specify the terms of the Securities.

We may sell these Securities through agents designated from time to time, through underwriters or dealers or we may sell them directly ourselves. The names of the underwriters or agents will be set forth in the accompanying prospectus supplement.

The Common Stock is listed on the New York Stock Exchange under the ticker symbol “MKC-V” and the Common Stock Non-Voting is listed on the New York Stock Exchange under the ticker symbol “MKC”.

See “Risk Factors” on page 4 herein and, if applicable, in the accompanying prospectus supplement for risks relating to an investment in our Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 7, 2017

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) utilizing a “shelf” registration process. Under this process, we may offer and sell any combination of the Securities described in this prospectus in one or more offerings.

We have not authorized anyone to give any information or to make any representations concerning the Securities we may offer except those which are in this prospectus, the prospectus supplement which is delivered with this prospectus, any document incorporated by reference into this prospectus or such prospectus supplement, or any free writing prospectus that we may authorize or provide to you. If anyone gives any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Securities which are referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of Securities, as an indication that there has been no change in our affairs since the date of this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the Commission’s rules and regulations. For further information, we refer you to the information under the heading “Where You Can Find More Information and Incorporation by Reference.”

This prospectus provides you with a general description of the Securities we may offer. Each time we sell any of the Securities, we will provide a prospectus supplement and/or a free writing prospectus that will contain specific information about the terms of that offering and the securities being offered. You should read both this prospectus and any prospectus supplement or free writing prospectus together with the additional information described under the heading “Where You Can Find More Information and Incorporation by Reference.”

When we refer to “McCormick,” “we,” “us” or “our” in this prospectus, we mean McCormick & Company, Incorporated and its subsidiaries or, as the context may require, McCormick & Company, Incorporated only.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections.

Forward-looking statements include, but are not limited to, statements concerning our expected financial position and operating results, our business strategy, our financing plans, our future capital requirements, forecasted demographic and economic trends relating to our industry, the Acquisition (as defined herein) and the timing and financing thereof, the ability to obtain regulatory approvals and meet other closing conditions for the Acquisition, certain transition services expected to be received in connection with the Acquisition and our ability to realize anticipated cost savings and other benefits from the Acquisition and to recover Acquisition-related costs, and similar matters.

These statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the statements.

In some cases, you can identify forward-looking statements by our use of forward-looking words such as “may,” “will,” “would,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “project,” “potential” or “intend.” You should be aware that these statements are based on our views, expectations and assumptions at the time. Actual events or results may differ substantially.

Important factors that could cause our actual results to be materially different from our forward-looking statements include:

•	damage to our reputation or brand name, loss of brand relevance;

•	increased use of private label or other competitive products;

•	product quality, labeling or safety concerns;

•	negative publicity about our products;

•	business interruptions due to natural disasters or unexpected events;

•	actions by, and the financial condition of, competitors and customers;

•	our ability to achieve expected and/or needed cost savings or margin improvements;

•	negative employee relations;

•	increased consolidation of our customers and the broader industry could present a challenge to margin growth and profitability;

•	issues affecting our supply chain and raw materials, including fluctuations in the cost and availability of raw and packaging materials;

•	governmental regulation, and changes in legal and regulatory requirements and enforcement practices;

•	global economic and financial conditions generally, including the availability of financing, and interest and inflation rates;

•	the investment return on retirement plan assets, and the costs associated with pension obligations;

•	foreign currency fluctuations;

•	the stability of credit and capital markets;

•	the impact that a downgrade in our credit ratings may have on our business;

•	risks associated with our information technology systems, and the threat of data breaches and cyber attacks

•	fundamental changes in tax law;

•	volatility in our effective tax rate;

•	climate change;

•	infringement of our intellectual property rights, and those of customers;

•	litigation, legal and administrative proceedings;

•	the lack of successful acquisition and integration of new businesses, including issues or delays in the successful integration of the Acquired Business’ operations, systems and personnel with those of McCormick, including incurring or experiencing unanticipated costs, liabilities and/or delays or difficulties;

•	risks associated with acquisitions generally, such as the inability to obtain, or delays in obtaining, required approvals under applicable antitrust legislation and other regulatory and third party consents and approvals;

•	failure to retain key management and employees of the Acquired Business;

•	difficulties or delays in the successful transition of the Acquired Business’ information technology systems to those of McCormick;

•	future levels of revenues being lower than expected and costs being higher than expected;

•	failure or inability to implement growth strategies in a timely manner;

•	unfavorable reaction to the Acquisition by customers, competitors, suppliers and employees; and

•	other factors discussed in this prospectus or any prospectus supplement and the documents incorporated by reference herein or therein under the caption “Risk Factors.”

We caution you that any forward-looking statements made by us are not guarantees of future performance. You should keep in mind that any forward-looking statement we make in this prospectus, any prospectus supplement, any free-writing prospectus, the documents incorporated by reference or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in a prospectus supplement and the documents incorporated by reference, may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty, and do not intend, to update or revise the forward-looking statements we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere might not occur.

RISK FACTORS

An investment in the Securities involves a high degree of risk. We urge you to carefully consider the risks identified in documents incorporated by reference in this prospectus and, if applicable, in any accompanying prospectus supplement used in connection with an offering of the Securities, before making an investment decision, including those risks identified under “Risk Factors” in our annual report on Form 10-K for the year ended November 30, 2016, which are incorporated by reference in this prospectus and which may be amended, supplemented or superseded from time to time by other reports we file with the Commission in the future. Additional risks, including those that related to any particular Securities we offer, may be included in the applicable prospectus supplement, any document incorporated by reference into this prospectus or such prospectus supplement or any free writing prospectus that we may authorize or provide to you.

Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of the Securities could decline due to any of these risks.

OUR COMPANY

We are a global leader in flavor, with the manufacturing, marketing and distribution of spices, seasoning mixes, condiments and other flavorful products to the entire food industry. Customers range from retailers and food manufacturers to food service businesses. Our major sales, distribution and production facilities are located in North America, Europe and China. Additional facilities are based in Australia, Mexico, India, Singapore, Central America, Thailand and South Africa. In fiscal year 2016, 42% of our sales were generated in foreign countries.

We sell to retailers, including grocery, mass merchandise, warehouse clubs, discount and drug stores, as well as food manufacturers and the foodservice industry (both directly and through distributors) under the McCormick® brand and a variety of brands around the world, including Lawry’s®, Zatarain’s®, Simply Asia®, Thai Kitchen®, Ducros®, Vahiné®, Schwartz®, Club House®, Kamis®, Kohinoor®, DaQiao®, Drogheria & Alimentari®, Stubb’s®, OLD BAY®, Kitchen Basics®, Gourmet Garden®, Brand Aromatics™ and Giotti™.

As of November 30, 2016, we had a worldwide workforce of approximately 10,500 full-time employees. Our principal executive offices are located at 18 Loveton Circle, Sparks, Maryland 21152 (telephone: 410-771-7301).

On July 18, 2017, we entered into a Stock Purchase Agreement (the “Acquisition Agreement”) with The R.T. French’s Food Group Limited, a private limited company incorporated in England and Wales, Reckitt Benckiser LLC, a Delaware limited liability company (together with The R.T. French’s Food Group Limited, the “Sellers”), and Reckitt Benckiser Group plc (“Sellers’ Parent”). Pursuant to the terms and conditions of the Agreement, at the closing, we will acquire 100% of the outstanding equity interests of each of (i) The French’s Food Company LLC, a Delaware limited liability company (“French’s US”), (ii) The French’s Food Company, Inc., a Canadian corporation (“French’s Canada”), (iii) The R.T. French’s Food Company Limited, a private limited company incorporated in England and Wales (“French’s UK”), and (iv) Tiger’s Milk LLC, a Delaware limited liability company (“Tiger’s Milk”, and together with French’s US, French’s Canada and French’s UK, the “Acquired Business”), which we refer to as the “Acquisition.” The aggregate purchase price payable by us is $4.2 billion in cash, subject to customary purchase price adjustments related to the amount of the Acquired Business’s cash, debt, net working capital, and transaction expenses as described in the Acquisition Agreement.

The Acquisition Agreement contains customary representations, warranties, and covenants of the Sellers, Seller’s Parent, and us. From the date of the Acquisition Agreement until the closing of the transaction, the Sellers are required to operate the Acquired Business’s business in the ordinary course and to comply with certain covenants regarding the operation of the business. The obligations of the Sellers under the Acquisition Agreement are guaranteed by the Seller’s Parent. The closing of the transaction is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Acquisition Agreement also contains certain rights to terminate the agreement prior to the closing, including the right of either McCormick or the Sellers to terminate the transaction (i) if the closing has not occurred on or before 5:00 p.m. New York City time on January 18, 2018 (subject to certain extension rights), (ii) if closing would violate a final, non-appealable order of a governmental authority having competent jurisdiction, (iii) in the event of certain material breaches of the Acquisition Agreement by the other party or parties, as applicable, and a right of the Sellers to terminate in specified circumstances if all of the closing conditions are satisfied or are reasonably capable of being satisfied and McCormick has failed to consummate the Acquisition. We have agreed to pay Sellers a termination fee of $210 million upon termination of the Acquisition Agreement under specified circumstances relating to the failure to obtain antitrust clearance or a breach by us of our antitrust efforts covenant. Our obligation to consummate the transaction is not subject to any condition related to the availability of financing.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was 7.82 for the six months ended May 31, 2017 and 9.97, 8.95, 10.04, 8.67 and 9.28 for the fiscal years ended November 30, 2016, 2015, 2014, 2013 and 2012, respectively. For the purpose of this ratio, “earnings” consist of income from consolidated operations before income taxes, plus fixed charges (net of capitalized interest), amortization of capitalized interest and dividends from unconsolidated subsidiaries. “Fixed charges” consist of interest, whether expensed or capitalized (including amortization of debt discount), and that portion of rental expense that is representative of interest. You should read this information in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of the Securities under this prospectus for general corporate purposes, including refinancing existing indebtedness, future acquisitions, capital expenditures and working capital. Until we apply the net proceeds for specific purposes, we may invest such net proceeds in short-term or marketable securities.

DESCRIPTION OF EQUITY SECURITIES

The description below summarizes the general terms of the Equity Securities to which any prospectus supplement may relate. This section is a summary, and it does not describe every aspect of the Equity Securities. This summary is subject to and qualified in its entirety by reference to the provisions of our Certificate of Incorporation, as amended and restated (the “Charter”), and our Amended and Restated By-Laws (the “By-Laws”), each as may be amended from time to time. See “Where You Can Find More Information.”

General

We have two classes of common stock:

•	common stock, without par value (“Common Stock”), of which 320,000,000 shares are authorized; and

•	common stock non-voting, without par value (“Common Stock Non-Voting”), of which 320,000,000 shares are authorized.

As of May 31, 2017, there were 11,208,140 shares of our Common Stock outstanding and 113,389,116 shares of our Common Stock Non-Voting outstanding.

Holders of Common Stock have full voting rights, except that:

•	the voting rights of persons who are deemed by the board of directors to own, directly or indirectly, beneficially 10% or more of the outstanding shares of Common Stock (a “Substantial Stockholder”) are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person;

•	we have the right to redeem, at any time, any or all shares of Common Stock and Common Stock Non-Voting beneficially owned by any Substantial Stockholder, unless such person acquires more than 90% of the then outstanding shares of each class of our common stock; and

•	at such time as a Substantial Stockholder beneficially owns shares of Common Stock which entitle such Substantial Stockholder to cast more than 50% of the votes entitled to be cast by the holders of outstanding shares of Common Stock (taking into account the vote limitation on Substantial Stockholders described above), automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

Any amendment, alteration, change or repeal of the foregoing provisions, in addition to any other vote or approval required under the Charter or applicable law, requires:

•	the affirmative vote of the holders of at least 80% of the total number of votes entitled to be cast by the holders of all of the then outstanding shares of Common Stock, voting as a single class, and

•	the affirmative vote of the holders of at least 80% of the then outstanding shares of Common Stock Non-Voting, voting as a separate class.

Except as set forth above, holders of Common Stock are entitled to one vote per share of Common Stock on all matters to be voted upon by the stockholders. Any shares beneficially owned by a Substantial Stockholder in excess of 10% of outstanding shares of Common Stock that are subject to the Substantial Stockholder vote limitation described above are excluded from the total number of shares of Common Stock outstanding for the purposes of (i) establishing a quorum and (ii) determining the proportion of Common Stock required to approve a matter.

Each share of Common Stock Non-Voting has exactly the same rights, terms and conditions as each share of Common Stock, except that holders of shares of Common Stock Non-Voting have no voting rights, except with respect to:

•	a consolidation of the Company with another corporation;

•	a merger of the Company into another corporation;

•	a merger of the Company where the Company is the surviving corporation but the capital stock of the Company is converted into other securities or property;

•	a participation by the Company in a statutory share exchange whereby the capital stock of the Company is converted into other securities or property;

•	a dissolution of the Company;

•	a sale of all or substantially all of the assets of the Company not in the ordinary course of business; and

•	any amendment of the Charter repealing the right of the Common Stock Non-Voting to vote on any of the foregoing matters.

On matters on which holders of Common Stock Non-Voting are entitled to vote, holders of Common Stock Non-Voting are entitled to one vote per share of Common Stock Non-Voting on all such matters. As to any matter on which holders of Common Stock Non-Voting and Common Stock are entitled to vote, the Common Stock Non-Voting shall vote separately as one class, and the Common Stock shall vote separately as another class.

The voting rights of holders of Common Stock Non-Voting cannot be repealed except by:

•	the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock Non-Voting, voting separately as one class, and

•	the affirmative vote of the holders of a majority of the total number of votes entitled to be cast by the holders of all the outstanding shares of the Common Stock (taking into account the vote limitation on Substantial Stockholders described above), voting separately as another class.

The provisions of the Charter providing that the Common Stock and the Common Stock Non-Voting vote as separate classes cannot be amended, altered, changed or repealed except by:

•	the affirmative vote of the holders of at least 80% of the total number of votes entitled to be cast by the holders of all the then outstanding shares of Common Stock (taking into account the vote limitation on Substantial Stockholders described above), voting separately as one class, and

•	the affirmative vote of the holders of at least 80% of the then outstanding shares of Common Stock Non-Voting, voting separately as another class.

Except as set forth above, holders of the Equity Securities, solely by virtue of their holdings, do not have conversion rights or preemptive rights to subscribe for or purchase any shares of any class, or to any security convertible into shares of stock of the Company, which we may issue in the future.

The Company may, but is not obligated to, allow shareholders to exchange shares of Common Stock for shares of Common Stock Non-Voting on a one-for-one basis. However, we generally do not issue shares of Common Stock in exchange for shares of Common Stock Non-Voting. In certain circumstances, we issue shares of Common Stock in exchange for shares of Common Stock Non-Voting, or issue shares of Common Stock Non-Voting in exchange for shares of Common Stock, typically, in connection with the administration of our employee benefit plans, executive compensation programs and dividend reinvestment/direct purchase plans. Holders who choose to exchange their shares will not receive any consideration for such exchanges, other than shares of Common Stock Non-Voting or Common Stock, as applicable.

Both classes of our common stock are entitled to dividends that may be declared by the board of directors from time to time out of the surplus or profits of the Company, after providing for dividends on preferred stock.

The Maryland General Corporation Law, or the “MGCL,” provides that our stockholders are generally not obligated to us or our creditors with respect to our stock, except to the extent that the subscription price or other agreed upon consideration has not been paid.

Upon any liquidation, dissolution or winding up of the Company, the holders of both classes of stock shall be entitled to receive, share for share with the other holders of shares of Common Stock and Common Stock Non-Voting on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock outstanding, if any.

Listing

The Common Stock is listed on the New York Stock Exchange under the ticker symbol “MKC-V” and the Common Stock Non-Voting is listed on the New York Stock Exchange under the ticker symbol “MKC”.

Transfer Agent and Registrar

The transfer agent and registrar for the Equity Securities is Wells Fargo Shareowner Services Incorporated.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following summarizes certain material provisions of Maryland law and our Charter and By-Laws. Copies of our Charter and By-Laws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

The MGCL and our Charter and By-Laws contain provisions that could make it difficult for a potential acquirer to acquire us and discourage certain coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

Our By-Laws provide that the number of directors will be not less than six and not more than twenty (20). Our By-Laws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our By-Laws are amended by the board of directors, the number of directors may never be more than twenty (20). Our By-Laws currently provide that any vacancy caused by the death or resignation of a director or the removal of a director by the stockholders without appointing another director in his or her place may be filled by a majority of the remaining directors, and that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any individual elected to fill such vacancy will serve until the next annual meeting of stockholders and until a successor is duly elected and qualifies.

Our board of directors is not currently classified. However, it would be permissible under the MGCL for our board of directors to classify or declassify itself without stockholder approval.

The holders of Common Stock do not have cumulative voting rights in the election of directors.

Authorized but Unissued Capital Stock

The Charter provides that the board of directors may classify or reclassify any unissued stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices. Although we have no present intention of doing so, these actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or in the amount of voting securities outstanding by at least 20%. If the approval of our stockholders is not required for the issuance of our common stock or preferred stock, our board of directors may determine not to seek stockholder approval.

Special Meetings of Stockholders

Our By-Laws provide that a special meeting may be called, for any purpose or purposes, by the chairman of the board of directors or the president or by a majority of the board of directors. In addition, our By-Laws provide that a special meeting shall be called by the secretary if the holders of not less than a majority of all the votes entitled to be cast on any issue proposed to be considered at such special meeting deliver to the secretary one or more written demands for a special meeting, describing the purpose or purposes for which the meeting is to be held and the matters proposed to be acted on at such meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our By-Laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Action by Stockholders

Under the MGCL, stockholders may take any action that may be taken at an annual or special meeting of the stockholders by unanimous written consent.

Dissolution

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange or engage in a similar transaction outside the ordinary course of business unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our Charter contains a provision that eliminates directors’ and officers’ liability for money damages to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our By-laws require us to indemnify our directors and officers (and permit us to indemnify certain other parties) to the fullest extent permitted from time to time by Maryland law.

The MGCL requires a Maryland corporation to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity (unless its charter provides otherwise, which our Charter does not). The MGCL also permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification (and then only for expenses). In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We also maintain for the benefit of our directors and officers insurance covering certain liabilities asserted against or incurred by such persons in their capacity as, or as a result of their position as, director or officer. This insurance may afford protection for liabilities not subject to indemnification under our By-Laws and the MGCL.

Additionally, on March 26, 2014, we entered into indemnification agreements with each of our directors and executive officers, utilizing the standard form of indemnification agreement approved by the board of directors. The indemnification agreements require us to indemnify a director or an executive officer and to advance expenses on behalf of such director or executive officer to the fullest extent permitted by applicable law and establish the procedures by which a director or an executive officer may request and receive indemnification. The agreements are in addition to other rights to which a director may be entitled under our Charter, By-Laws, and applicable law.

Control Share Acquisitions

The Maryland Control Share Acquisition Act (the “Control Share Acquisition Act”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiring person, by officers of the corporation or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, but does not include the acquisition of shares, among others, (i) under the laws of descent and distribution, (ii) under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the Control Share Acquisition Act or (iii) pursuant to a merger, consolidation or share exchange effected under Subtitle 1 of the Control Share Acquisition Act if the corporation is a party to the merger, consolidation or share exchange.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiring person or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.

The Control Share Acquisition Act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the Charter or By-Laws of the corporation. We have not approved or exempted any individuals or transactions through such a provision.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as defined in the MGCL) or an affiliate of an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter, in addition to the vote required by the MGCL and the Charter, a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder (or its affiliate) with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Maryland’s business combination statute does not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In addition, Maryland’s business combination statute does not apply to a corporation that “opts out” of the business combination statute through a provision in its articles of incorporation. We have not elected to “opt out” of Maryland’s business combination statute through such a provision.

Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors, by provision in its charter or bylaws or a resolution of its board of directors, without obtaining stockholder approval and notwithstanding any contrary provision in the charter or bylaws, to elect to be governed by any or all of the following five provisions:

•	a classified board;

•	a two-thirds stockholder vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

We have not elected to be governed by these specific provisions, but we currently have more than three independent directors. Through provisions in our Charter and By-Laws unrelated to Subtitle 8, we already (a) vest in the board the exclusive power to fix the number of directorships and (b) allow stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our By-Laws currently provide that any vacancy caused by the death or resignation of a director or the removal of a director by the stockholders without appointing another director in his or her place may be filled by a majority of the remaining directors, and that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any individual elected to fill such vacancy will serve until the next annual meeting of stockholders and until a successor is duly elected and qualified.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The Debt Securities are to be issued under the Indenture (the “Indenture”), dated as of July 8, 2011, between McCormick and U.S. Bank National Association, as trustee (the “Trustee”), a copy of which has been filed with the Commission as an exhibit to the registration statement of which this prospectus is a part. We will include in a supplement to this prospectus and/or in a free writing prospectus or pricing supplement authorized by us, the specific terms of each series of Debt Securities being offered. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture (including any amendments or supplements we may enter into from time to time) and the Debt Securities. Capitalized terms are defined in the Indenture unless otherwise defined herein. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

General

The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by us. The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of McCormick.

Reference is hereby made to the prospectus supplement relating to the applicable series of Debt Securities for the terms of such Debt Securities, including where applicable:

•	the principal amount offered;

•	the title of the securities of the series;

•	any limit upon the aggregate principal amount of the securities of the series which may be authenticated and delivered under the Indenture;

•	the date or dates on which the principal of the securities is payable;

•	the rate or rates at which the securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of (and premium, if any) and interest on securities of the series shall be payable, any securities of that series may be surrendered for exchange and notices and demands to or upon McCormick in respect of the securities of that series and the Indenture may be served;

•	the period or periods within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which securities of the series may be redeemed, in whole or in part, at the option of McCormick;

•	the obligation, if any, of McCormick to redeem or purchase securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof, the denominations in which securities of the series shall be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to the Indenture;

•	any Events of Default and covenants of McCormick with respect to the securities of that series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture;

•	if other than the currency of the United States of America, the currency or currency unit in which payment of the principal of (and premium, if any) or interest, if any, on the securities of that series shall be made or in which securities of that series shall be denominated and the particular provisions applicable thereto;

•	if the principal of (and premium, if any) and interest, if any, on the securities of that series are to be payable, at the election of McCormick or a holder thereof, in a currency or currency unit other than that in which such securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency or currency unit in which such securities are denominated or stated to be payable and the currency or currency unit in which such securities are to be so payable;

•	if the amount of payments or principal of (and premium, if any) or interest, if any, on the securities of the series may be determined with reference to an index based on a currency or currency unit other than that in which securities are denominated or stated to be payable or any other index, the manner in which such amounts shall be determined; and

•	any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture).The Debt Securities may be issued in one or more series with the same or various maturities and will be issued only in full registered form without coupons.

The terms of the Debt Securities do not afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving McCormick that may adversely affect holders of the Debt Securities.

Transfer and Exchange

The Debt Securities of a series may be issued in either registered form (“Registered Securities”) or global form. See “Book-Entry Securities.” Registered Securities may be separated into smaller denominations or combined into larger denominations, as long as the total principal amount is not changed. (Section 3.5 of the Indenture). This is called an “exchange.”

You may transfer Registered Securities of a series and you may exchange Debt Securities of a series at the office of the Trustee. The Trustee will act as our agent for registering Registered Securities in the names of holders and transferring Debt Securities. We may designate someone else to perform this function. Whoever maintains the list of registered holders is called the “Security Registrar.” The Security Registrar also will perform transfers. (Section 3.5 of the Indenture).

You will not be required to pay a service charge to transfer or exchange Debt Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made only if the Security Registrar is satisfied with your proof of ownership. (Section 3.5 of the Indenture).

If we designate additional transfer agents, we will name them in the accompanying prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If we redeem less than all of the Debt Securities of a redeemable series, we may block the transfer or exchange of Registered Securities during the period beginning 15 days before the day of the selection for redemption of such Registered Securities and ending on the day of the mailing of the relevant notice of redemption in order to freeze the list of holders to prepare the mailing. We may also decline to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed. (Section 3.5 of the Indenture).

If the offered Debt Securities are redeemable, we will describe the procedures for redemption in the accompanying prospectus supplement.

In this “Transfer and Exchange” section of this prospectus, “you” means direct holders and not indirect holders of Debt Securities.

Book-Entry Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the “Global Securities”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of the Depositary’s nominee. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

Upon the issuance of Debt Securities by us represented by the Global Securities, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Securities to the accounts of participants. The accounts credited shall be initially designated by the underwriters or agents. If the Depositary is at any time unwilling or unable to continue as depositary, or if at any time there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debt Securities, we will issue Debt Securities in certificated form in exchange for the Global Securities. In addition, we may at any time determine not to have Debt Securities represented by the Global Securities, and, in such event will issue Debt Securities in certificated form in exchange for the Global Securities representing such Debt Securities. In any such instance, an owner of a beneficial interest in the Global Securities will be entitled to physical delivery in certificated form of Debt Securities equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

Certain of Our Covenants

Limitations on Liens

Except as described below under “—Exempted Indebtedness”, we covenant that we will not, nor will we permit any Restricted Subsidiary to, create, assume or suffer to exist any mortgage, security interest, pledge or lien (“Lien”) of or upon any Principal Property or any shares of capital stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by us or any Restricted Subsidiary, without providing that the Debt Securities shall be secured equally and ratably by such Lien with any and all other indebtedness or obligations thereby secured, so long as such indebtedness or obligations shall be so secured.

This restriction does not apply to:

•	Liens that exist on the date of the Indenture;

•	Liens on property of any corporation existing at the time such corporation becomes a Subsidiary;

•	Liens in favor of us or any Subsidiary;

•	Liens in favor of governmental bodies to secure progress, advance or other payments pursuant to contract or statute or indebtedness incurred to finance all or a part of construction of or improvements to property subject to such Liens;

•	Liens on property existing at the time of acquisition thereof (including acquisition through merger or consolidation), and construction and improvement liens that are entered into within 180 days from the date of such construction or improvement, provided that in the case of construction or improvement the Lien shall not apply to any property theretofore owned by us or any Restricted Subsidiary except substantially unimproved real property on which the property so constructed or the improvement is located;

•	mechanics’ and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith;

•	Liens for taxes, assessments, or governmental charges or levies that are not delinquent or are being contested in good faith;

•	Liens arising from any legal proceedings that are being contested in good faith;

•	any Liens that (a) are incidental to the ordinary conduct of our business or the ownership of our properties and assets, (b) were not incurred in connection with the borrowing of money or the obtaining of advances or credit and (c) do not in the aggregate materially detract from the value of our property or the property of any Subsidiary or materially impair the use thereof in the operation of our business;

•	Liens securing industrial development or pollution control bonds; and

•	Liens for the sole purpose of extending, renewing or replacing (or successively extending, renewing or replacing) in whole or in part any of the foregoing. (Section 10.7 of the Indenture).

Limitation on Sale and Leaseback

Except as described below under “—Exempted Indebtedness,” we will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing (as lessee) by us or any Restricted Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal, of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries) which property has been or is to be sold or transferred by us or a Restricted Subsidiary to such Person unless either:

•	we or such Restricted Subsidiary would be entitled, pursuant to the fifth and eleventh clauses of the covenant described under “—Limitations on Liens” above, to incur a Lien on such property without equally and ratably securing the Debt Securities; or

•

the net proceeds of such sale are at least equal to the fair value of such property and we will apply an amount equal to the net proceeds of such sale to the retirement (other than any mandatory retirement or payment at maturity) of (a) Debt Securities (other than any retirement prohibited by the terms of any

Debt Securities pursuant to prohibitions on advance refundings) or (b) our or a Restricted Subsidiary’s Funded Debt ranking prior to or on a parity with the Debt Securities, within 120 days of the effective date of any such arrangement. (Section 10.8 of the Indenture).

Exempted Indebtedness

Notwithstanding the limitations on Liens and sale and leaseback transactions outlined above, we or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into sale and leaseback transactions not otherwise permitted as described above provided that at the time of such event, and after giving effect thereto, the sum of outstanding indebtedness for borrowed money of McCormick and its Restricted Subsidiaries incurred after the date of the Indenture and secured by Liens not otherwise permitted as set forth above plus the Attributable Debt in respect of such sale and leaseback transactions entered into by McCormick and its Restricted Subsidiaries after the date of the Indenture not otherwise permitted as set forth above does not exceed 15% of Consolidated Net Tangible Assets. (Sections 1.1, 10.7(b) and 10.8(b) of the Indenture).

Merger and Consolidation

We covenant that we will not merge, consolidate or convey, transfer or lease our properties and assets substantially as an entirety and we will not permit any Person (as defined in the Indenture) to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us unless, among other things:

•	the successor Person is McCormick or another corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia that assumes our obligations on the Debt Securities and under the Indenture,

•	immediately after giving effect to such transaction, McCormick or the successor Person would not be in default under the Indenture, and

•	if, as a result of any such consolidation or merger or such conveyance, transfer or lease, any Principal Property of McCormick would become subject to a Lien that would not be permitted by the Indenture, we or such successor Person takes such steps as are necessary effectively to secure the Debt Securities equally and ratably with (or, at our option, prior to) all indebtedness secured thereby. (Section 8.1 of the Indenture).

Except as described above, the Indenture does not contain any provisions that would afford holders of the Debt Securities protection in the event of:

•	a highly leveraged or similar transaction involving us;

•	a change in control or a change in our management; or

•	a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the Debt Securities.

In addition, subject to the limitations set forth above, we may, in the future, enter into certain transactions such as the sale of our properties and assets substantially as an entirety or a merger or consolidation with another entity that could increase the amount of our indebtedness or otherwise adversely affect our financial condition or results of operations, which may have an adverse effect on our ability to service our indebtedness, including the Debt Securities. We have no present intention of engaging in a highly leveraged or similar transaction involving us.

Events of Default

An Event of Default with respect to the Debt Securities is defined in the Indenture as being:

(i)	default for 30 days in the payment of any installment of interest on the Debt Securities;

(ii)	default in the payment of any principal of the Debt Securities;

(iii)	default by McCormick in the performance of any other covenants or agreements in the Indenture contained therein for the benefit of the Debt Securities which shall not have been remedied for a period of 90 days after written notice of such default to McCormick by the Trustee or to McCormick and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities;

(iv)	certain events of bankruptcy, insolvency or reorganization of McCormick; or

(v)	any other Event of Default specified for a series in the applicable prospectus supplement. (Section 5.1 of the Indenture).

The Indenture provides that if an Event of Default under clause (i), (ii), (iii) or (v) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities may declare the principal of all the Debt Securities, together with any accrued interest, to be due and payable immediately. (Section 5.2 of the Indenture). If an Event of Default under clause (iv) above shall have occurred and be continuing, then the principal of all the Debt Securities, together with any accrued interest, will be due and payable immediately without any declaration or other act on the part of the Trustee or any holder of a Debt Security. Upon certain conditions such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the holders of a majority in principal amount of the Debt Securities. (Sections 5.2 and 5.13 of the Indenture).

In addition, prior to the declaration of the acceleration of the maturity of the Debt Securities, past defaults may be waived by the holders of a majority in principal amount of the Debt Securities, except a default in the payment of principal of or interest on any Debt Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the approval of the holder of each Debt Security. (Sections 5.2 and 5.13 of the Indenture).

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued thereunder before proceeding to exercise any right or power under the Indenture at the request of the holders of such Debt Securities. (Section 6.3 of the Indenture).

The Indenture also provides that the holders of a majority in principal amount of the Outstanding Securities of a particular series issued thereunder and affected (each series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 5.12 of the Indenture).

The Indenture contains a covenant that McCormick will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists. (Section 10.9 of the Indenture).

Definitions

“Attributable Debt” with respect to any sale leaseback transaction that is subject to the restrictions described under “Certain of our Covenants—Limitation On Sale and Leaseback” means the lesser of:

•	the total net amount of rent required to be paid during the remaining base term of the related lease or until the earliest date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), discounted at the weighted average interest rate borne by the Outstanding Securities (as defined in the Indenture) under the Indenture, compounded semi-annually, or

•	the sale price of the property so leased multiplied by a fraction, the numerator of which is the remaining base term of the related lease and the denominator of which is the base term of such lease.

“Consolidated Net Tangible Assets” means the total assets of McCormick and its consolidated subsidiaries, including the investment in (at equity) and the net amount of advances to and accounts receivable from corporations which are not consolidated subsidiaries less the following:

•	current liabilities of McCormick and its consolidated subsidiaries, including an amount equal to indebtedness required to be redeemed by reason of any sinking fund payment due in 12 months or less from the date as of which current liabilities are to be determined;

•	all other liabilities of McCormick and its consolidated subsidiaries other than Funded Debt, deferred income taxes and liabilities for employee post-retirement health plans other than pensions recognized in accordance with Accounting Standards Codification No. 715-60;

•	all depreciation and valuation reserves and all other reserves (except for reserves for contingencies which have not been allocated to any particular purpose) of McCormick and its consolidated subsidiaries;

•	the book amount of all segregated intangible assets of McCormick and its consolidated subsidiaries, including, but without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense less unamortized debt premium; and

•	appropriate adjustments on account of minority interests of other persons holding stock in subsidiaries.

Consolidated Net Tangible Assets shall be determined on a consolidated basis in accordance with generally accepted accounting principles.

“Funded Debt” means any indebtedness of McCormick or a Restricted Subsidiary (other than inter-company debt that is eliminated in consolidation) for borrowed money having a maturity of more than 12 months from the date such indebtedness was incurred or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from the date such indebtedness was incurred at the option of the obligor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any manufacturing or processing plant or warehouse, together with the land upon which it is erected and any fixtures and equipment comprising a part thereof, owned by McCormick or any Restricted Subsidiary and located in the United States, the book value (net of depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets, other than any such manufacturing or processing plant or warehouse or any portion thereof or any such fixture or equipment (together with the land upon which it is erected and any fixtures and equipment comprising a part thereof) (i) which is financed by Industrial Development Bonds or (ii) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any Subsidiary that owns, operates or leases one or more Principal Properties.

“Subsidiary” means each corporation of which we, or we and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency that permits the holders of any other class or classes of securities to vote for the election of one or more directors.

Satisfaction and Discharge

The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Debt Securities, as expressly provided for in the Indenture) as to all Debt Securities of any given series when:

•	either:

•	all Debt Securities of such series theretofore authenticated and delivered (except lost, stolen or destroyed Debt Securities that have been replaced or paid) have been delivered to the Trustee for cancellation, or

•	with respect to all Debt Securities of such series not theretofore delivered to the Trustee for cancellation, McCormick has deposited or caused to be deposited with the Trustee funds or Government Obligations (as defined in the Indenture), or any combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the Debt Securities not theretofore delivered to the Trustee for cancellation, for unpaid principal and interest to maturity;

•	McCormick has paid all other sums payable by it under the Indenture;

•	McCormick has delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that all conditions precedent under the Indenture to the satisfaction and discharge of the Indenture have been complied with; and

•	if the Debt Securities of such series are not due and payable within one year of the date of such deposit, McCormick has delivered to the Trustee an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred. (Article IV of the Indenture).

Covenant Defeasance

The terms of the Debt Securities provide that McCormick need not comply with certain restrictive covenants of the Indenture (including those described under “—Certain of our Covenants” above) if:

•	McCormick deposits in trust with the Trustee money or Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and interest on the Debt Securities when due; and

•	McCormick delivers to the Trustee an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 10.11 of the Indenture).

Modification and Waiver

Without the consent of any holder of the Debt Securities, McCormick and the Trustee may modify or amend the Indenture to clarify or to make certain other changes that would not adversely affect the legal rights of any holder. (Section 9.1 of the Indenture).

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the particular series affected, McCormick and the Trustee may modify or amend the Indenture; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security:

•	change the stated maturity of the principal of, or any installment of interest on, any Debt Security or reduce the principal amount thereof or the rate of interest thereon, or change the coin or currency in which any Debt Security or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof;

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

•	modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Debt Securities required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Debt Security. (Section 9.2 of the Indenture).

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities offered under the prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions.

Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities offered under the prospectus may be “underwriters” as defined in the Securities Act. Any underwriters or agents will be identified and their compensation (including underwriting discount) will be described in the applicable prospectus supplement. The prospectus supplement will also describe the other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain liabilities.

EXPERTS

The consolidated financial statements of McCormick & Company, Incorporated and subsidiaries appearing in McCormick & Company, Incorporated’s Annual Report (Form 10-K) for the year ended November 30, 2016 (including the schedule appearing therein), and the effectiveness of McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited combined historical financial statements of the Food Business included in McCormick & Company, Incorporated’s Current Report on Form 8-K dated August 7, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with the Securities, including the validity of the Debt Securities, will be passed upon for McCormick by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and for any agents or underwriters by Shearman & Sterling LLP, New York, New York. Certain legal matters as to Maryland law in connection with the Securities, including the validity of the Securities, will be passed upon for McCormick by DLA Piper LLP (US), Baltimore, Maryland.

WHERE YOU CAN FIND MORE INFORMATION AND

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public from the Commission’s web site at www.sec.gov. Our Commission filings are also available through our website at www.mccormickcorporation.com. Information on or connected to our website does not constitute a part of this prospectus.

The Commission allows us to “incorporate by reference” into this prospectus information contained in the documents we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated (in no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Commission be incorporated by reference into, or otherwise included in, this prospectus):

•	our Annual Report on Form 10-K for the year ended November 30, 2016 (including the portions of our definitive proxy statement for our 2017 annual meeting of shareholders incorporated by reference therein);

•	our Quarterly Reports on Form 10-Q, for the quarterly periods ended February 28, 2017 and May 31, 2017;

•	our Current Reports on Form 8-K, filed on January 10, 2017, January 24, 2017, April 3, 2017, May 24, 2017, July 19, 2017 and August 7, 2017;

•	the description of the Common Stock contained in our registration statement on Form 8-A dated August 30, 2001; and

•	the description of the Common Stock Non-Voting contained in our registration statement on Form 8-A dated April 26, 1999.

You may obtain a copy of these filings at no cost, by contacting us at any of the following:

McCormick & Company, Incorporated

Attn: Office of the Treasurer

18 Loveton Circle, P.O. Box 6000

Sparks, Maryland 21152

Proxy materials: (800) 579-1639

Other materials: (800) 424-5855, (410) 771-7537

ir.mccormick.com

This prospectus is part of a registration statement that we have filed with the Commission and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract, agreement or other document of ours is only a summary and is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the Commission for a more complete understanding of the document or matter involved. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

5,524,862 Shares

McCormick & Company, Incorporated

Common Stock Non-Voting

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